Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

TRANSCEND SERVICES, INC.

at

$29.50 Net Per Share

by

TOWNSEND MERGER CORPORATION

a wholly owned subsidiary

of

NUANCE COMMUNICATIONS, INC.

THE OFFER AND THE WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, APRIL 16, 2012, UNLESS THE OFFER IS EXTENDED

Townsend Merger Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Nuance”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share (the “Shares”), of Transcend Services, Inc., a Delaware corporation (the “Company”), at a price of $29.50 per Share, net to the holder thereof in cash without interest (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated March 20, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance, Purchaser and the Company (as may be amended, modified or supplemented from time to time, the “Merger Agreement”).

Under the terms of the Merger Agreement, following the consummation of the Offer and the payment for all Shares tendered pursuant thereto, and subject to certain conditions described in this Offer to Purchase, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the merger as a wholly owned subsidiary of Nuance, and all then outstanding Shares will be cancelled and converted into the right to receive the Offer Price, less any required withholding taxes.

The Company’s Board of Directors has unanimously (a) determined that the Merger Agreement is advisable, (b) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and in the best interests of the Company and the holders of Shares, and (c) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Company’s Board of Directors recommends that holders of Shares accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

This Offer is conditioned on, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn before 12:00 Midnight, New York City time, at the end of the day on Monday, April 16, 2012 (the “Expiration Date”, as it may be extended from time to time in accordance with the Merger Agreement) a number of Shares that, considered together with all Shares (if any) beneficially owned by Nuance and its affiliates, represents at least a majority of the sum of (a) the total number of Shares outstanding at the time of the expiration of the Offer, plus (b) all Shares issuable upon the exercise of outstanding options to purchase shares of common stock of the Company (each, an “Option”), plus (c) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities other than Company Options. This Offer is also subject to the satisfaction of additional conditions set forth in this Offer to Purchase and described in Section 15 entitled “Conditions to Purchaser’s Obligations”, including (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (ii) that the Company deliver evidence that (x) at least one new or existing customer has used eScription ASR for at least one customer account for the BeyondTXT technology platform of the Company and (y) at least one new or existing customer has used eScription ASR for at least one customer account for the GEMSTAR technology platform of the Company, except that this entire condition will be deemed to have been automatically satisfied on December 6, 2012.

Subject to applicable law and the terms of the Merger Agreement, Purchaser expressly reserves the right to terminate or amend the Offer (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the Merger) at any time prior to the Expiration Date.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Inc., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares”, in each case by the Expiration Date of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares”.

Questions and requests for assistance in connection with the Offer should be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be obtained at Purchaser’s expense from the Information Agent or from brokers, dealers, commercial banks, trust companies or other nominees that hold Shares.

A summary term sheet describing the principal terms of the Offer appears on pages 1 through 7 of this Offer to Purchase, but holders of Shares should read this entire Offer to Purchase carefully before deciding whether to tender Shares in the Offer.

The Depositary for the Offer is:

The Information Agent for the Offer is:

March 20, 2012

SUMMARY TERM SHEET

Townsend Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Nuance”), is offering to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.05 per share, of Transcend Services, Inc., a Delaware corporation (the “Company”), for $29.50 per Share, net to the holder thereof in cash without interest (the “Offer Price”), less any required withholding taxes (the “Offer”). The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance, Purchaser and the Company (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”).

The following are some of the questions you may have as a stockholder of the Company, in connection with the proposed Offer, and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the enclosed Letter of Transmittal. Section references are included to direct you to a more detailed description of the topics discussed in this summary term sheet.

Securities Sought	All issued and outstanding shares of common stock, par value $0.05 per shares of Transcend Services, Inc., a Delaware corporation

Price Offered Per Share	$29.50 per Share, net to the holder in cash without interest, and less any required withholding taxes

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on Monday, April 16, 2012

Purchaser	Townsend Merger Corporation, a wholly owned subsidiary of Nuance Communications, Inc.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “Purchaser,” “us,” “we” and “our” to refer to Townsend Merger Corporation.

Who is offering to buy my Shares?

Purchaser is offering to buy your Shares. Purchaser is a Delaware corporation and a wholly owned subsidiary of Nuance. Nuance formed Purchaser for the sole purpose of acquiring the Company and, accordingly, Purchaser has not carried on any activities other than in connection with or incident to the proposed acquisition of the Company.

See the “Introduction” to this Offer to Purchase and Section 9 of this Offer to Purchase entitled “Information Concerning Purchaser and Nuance.”

How many Shares are you offering to buy?

Purchaser is offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

How much are you offering to pay for my Shares?

Purchaser is offering to pay you $29.50 per Share, net to you in cash without interest, less any required withholding taxes. See the “Introduction” to this Offer to Purchase and Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

Will I have to pay any fees or commissions if I tender my Shares?

If you hold your Shares directly as the registered owner and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses in order to tender your Shares in the Offer.

If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders such Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges or fees will apply.

See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $340 million to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. As of December 31, 2011, Nuance had approximately $873.5 million in cash and cash equivalents on its balance sheet. Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares that are validly tendered and not withdrawn in the Offer because Nuance will contribute or otherwise advance funds to Purchaser to enable Purchaser to pay for all such Shares. The Offer is not subject to any financing conditions or arrangements.

See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares?

No. We do not believe our financial condition is relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same Offer Price in the subsequent Merger.

See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

Does the Company’s Board of Directors recommend that I tender my Shares?

The Company’s Board of Directors has unanimously:

•	determined that the Merger Agreement is advisable;

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and in the best interests of, the Company and the holders of Shares; and

•	approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

The Company’s Board of Directors recommends that holders of Shares accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

See the “Introduction” to this Offer to Purchase.

Is there a deadline for tendering my Shares?

You will have until 12:00 Midnight, New York City time, at the end of the day on Monday, April 16, 2012 (the “Scheduled Expiration Date”), to tender your Shares in the Offer, unless we extend the Offer.

If you cannot deliver everything that is required to validly tender your Shares by that time, you may be able to use a guaranteed delivery procedure to tender your Shares. The procedures for tendering your Shares by guaranteed delivery are described in this Offer to Purchase.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

Under what circumstances would you extend the Offer?

We are required to extend the Offer beyond the Scheduled Expiration Date:

•

for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or The NASDAQ Stock Market that is applicable to the Offer;

•

if, at the scheduled expiration of the Offer, any of the Offer Conditions other than the Minimum Condition are not satisfied or waived, we will extend the Offer for one or more successive extension periods of ten (10) business days to permit the satisfaction of such Offer Conditions; and

•

if, at the scheduled expiration of the Offer, all of the Offer Conditions, except for the Minimum Condition, are satisfied or have been waived, then we will extend the Offer for up to three (3) additional periods of ten (10) business days each, in order to permit the Minimum Condition to be satisfied.

In addition, we may, at our discretion, extend the Offer for additional periods of ten (10) business days to permit the satisfaction of the Minimum Condition.

Under the Merger Agreement, we are not required to extend the Offer beyond June 6, 2012 (or, in certain situations where either the Regulatory Condition or the eScription Condition has not been satisfied, beyond December 6, 2012).

We also may (but are not committing to) provide for a “subsequent offering period” of between three (3) and twenty (20) business days following the consummation of the Offer.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform Computershare Inc., the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is not subject to any financing condition. The Offer is conditioned on:

•

there being validly tendered and not withdrawn a number of Shares that, considered together with all Shares (if any) beneficially owned by Nuance and its affiliates, represents at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis) (the “Minimum Condition”);

•

the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer and the Merger expiring or otherwise being terminated (the “Regulatory Condition”);

•

the Company’s delivery of evidence that (i) at least one new or existing customer has used eScription ASR for at least one customer account for the BeyondTXT technology platform of the Company and (ii) at least one new or existing customer has used eScription ASR for at least one customer account for the GEMSTAR technology platform of the Company, except that this entire condition will be deemed to have been automatically satisfied on December 6, 2012 (the “eScription Condition”); and

•	certain other conditions set forth in Annex A to the Merger Agreement.

Each condition above is an “Offer Condition”, and they are collectively the “Offer Conditions.” See Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations.”

What is the “top-up option” and when could it be exercised?

The Company granted to Purchaser an option (the “Top-Up Option”), to purchase with cash or with cash and a promissory note at a price per share equal to the Offer Price, the number of newly issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Nuance and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares then outstanding. However, in no event will the Top-Up Option be exercisable for a number of Shares in excess of the Company’s total authorized and unissued Shares.

Purchaser may exercise the Top-Up Option at any one time after the initial acceptance for payment by Purchaser of the Shares pursuant to the Offer (the “Acceptance Time”). Purchaser will also exercise the Top-Up Option at the Company’s request after the Acceptance Time if, immediately after the exercise of the Top-Up Option, Purchaser would hold one Share more than 90% of the number of Shares then outstanding. The Top-Up Option is intended to expedite the timing of the completion of the Merger by allowing us to effect a “short-form merger” pursuant to Delaware law.

See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; The Merger, Plans for the Company—Short-form Merger” and Section 13 of this Offer to Purchase entitled “The Transaction Documents—Merger Agreement.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. Alternatively, you can follow the procedure for book-entry transfer set forth herein.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the broker, dealer, commercial bank, trust company or other nominee that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the broker, dealer, commercial bank, trust company or other nominee that holds your Shares for more details.

If you are unable to deliver any documents or instruments that are required to tender your Shares to the Depositary, or to comply with the procedure for book-entry transfer, by the expiration of the Offer, you may gain some extra time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the Notice of Guaranteed Delivery.

See Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

May I withdraw previously tendered Shares?

You may withdraw any previously tendered Shares at any time prior to 12:00 Midnight, New York City time, at the end of the day on Monday, April 16, 2012 or such later date as the Offer may be extended, and, unless accepted for payment pursuant to the Offer, you may also withdraw any previously tendered Shares at any time on or after May 19, 2012.

If we provide for a “subsequent offering period,” however, you will not be able to withdraw any Shares that you previously tendered in the Offer or any of the Shares that you tender during the “subsequent offering period.”

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights”.

How do I withdraw previously tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary, while you still have the right to withdraw your Shares.

If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee that tendered your Shares to arrange for the withdrawal of your Shares.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights”.

If I decide not to tender my Shares, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into the Company and all then outstanding Shares will be cancelled and converted into the right to receive the Offer Price, less any required withholding taxes. We use the term “Merger” in this Offer to Purchase to refer to the merger that will follow the Offer.

If the Merger is consummated, holders of Shares who do not tender their Shares in the Offer will receive the same Offer Price that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are: (a) you will be paid earlier if you tender your Shares in the Offer and (b) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17 of this Offer to Purchase entitled “Appraisal Rights.”

If the Offer is consummated but the Merger is not consummated, however, the number of the holders of Shares and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 7 of this Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration.”

If the Offer is consummated, will the Company remain a public company?

Following the consummation of the Offer, we will complete the Merger if and when the conditions to the Merger are satisfied. If the Merger is consummated, the Company no longer will be publicly owned. Even if the Merger is not consummated, following the consummation of the Offer:

•	there may not be a public trading market for the Shares; and

•

the Company may cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies because we intend to and will cause the Company to apply for termination of registration of the Shares under the Securities Exchange Act of 1934, as amended, as soon after the completion of the Offer as the requirements for such delisting and termination are met.

See Section 7 of this Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. You will, however, be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer.

See Section 17 of this Offer to Purchase entitled “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On March 6, 2012, the last full day of trading before the public announcement of the Merger Agreement, the last sales price of a Share reported was $20.97 per Share. As of March 6, 2012, the Offer Price represented a premium of approximately (a) 36.1% over the most recent one (1) month volume-weighted average price of Shares, (b) 30.4% over the most recent three (3) month volume-weighted average price of Shares, and (c) 22% over the most recent six (6) month volume-weighted average price of Shares. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer.

See Section 6 of this Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares.”

What will happen to my Options in the Offer and the Merger?

At the Acceptance Time, each option to purchase common stock of the Company (an “Option”), whether vested or unvested, outstanding immediately prior to the Acceptance Time will be cancelled, extinguished and automatically converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such Option by (b) the Offer Price, less the per share exercise price of such Option. Each Option holder will receive this payment as soon as practicable following the Acceptance Time.

Can holders of vested Options participate in the Offer?

The Offer is only for Shares that are outstanding and not for any Options. If you hold vested but unexercised Options and you wish to participate in the Offer, you must exercise your Options in accordance with the terms of the applicable option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. If you do not exercise your vested Options, your options will be treated as set forth above under “What will happen to my Options in the Offer and the Merger?”

What will happen to my restricted stock in the Offer and the Merger?

If you have any outstanding Shares that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock agreement or other agreement with the Company

(“Restricted Stock”), your Restricted Stock will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Each holder of Restricted Stock will receive this payment as soon as practicable following the Acceptance Time.

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes. Generally, you will recognize gain or loss equal to the difference between the amount of cash you receive and the adjusted tax basis of your Shares. If you are a U.S. holder (as defined in Section 5 entitled “Material U.S. Federal Income Tax Consequences”), you generally will be subject to U.S. federal income tax on any gain recognized in connection with the Offer or the Merger. If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on any gain recognized in connection with the Offer or the Merger unless you have certain connections to the United States. The tax consequences of the Offer and the Merger to you will depend on your particular circumstances, and you should consult your own tax advisors to determine how the receipt of cash pursuant to the Offer or the Merger will affect you. For a more detailed summary of the tax consequences of the Offer and the Merger, see Section 5 of this Offer to Purchase “Material U.S. Federal Income Tax Consequences.”

Whom should I call if I have questions about the Offer?

You may call Georgeson Inc., the information agent for the Offer. See the back cover of this Offer to Purchase for contact information and further information on how to obtain answers to your questions.

To the Holders of Common Stock of Transcend Services, Inc.:

INTRODUCTION

Townsend Merger Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Nuance”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.05 per share (the “Shares”), of Transcend Services, Inc., a Delaware corporation (the “Company”), at a purchase price of $29.50 per Share, net to the holder thereof in cash without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 6, 2012 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among Nuance, Purchaser and the Company. Purchaser is a corporation newly formed by Nuance for the purposes of the proposed acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Nuance. The Merger is subject to certain conditions, including the approval and adoption of the Merger Agreement by stockholders of the Company, if such approval is required by applicable law. See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase. In the Merger, (i) each outstanding Share (other than (a) shares of Common Stock owned by Nuance, Purchaser or any other wholly owned subsidiary of Nuance (whether pursuant to the Offer or otherwise), (b) shares of Common Stock owned by the Company or any wholly owned subsidiary of the Company, in each case immediately prior to the time that the Merger becomes effective (the “Effective Time”), and (c) shares of Common Stock owned by stockholders who have neither voted in favor of adoption of the Merger Agreement nor consented thereto in writing and who have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares pursuant to the DGCL (as defined below)) will be converted into and become the right to receive the Offer Price, less any required withholding taxes. The Merger Agreement is more fully described in Section 13 of this Offer to Purchase entitled “The Transaction Documents”, which also contains a discussion of the treatment of stock options and other Company equity awards.

Tendering holders of Shares who are record holders of their Shares and tender directly to Computershare Inc., the depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, the transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Holders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees. Purchaser or Nuance will pay all charges and expenses of the Depositary and Georgeson Inc., the information agent for the Offer (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 entitled “Fees and Expenses” of this Offer to Purchase.

The Company’s Board of Directors has unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and at a price and on terms that are in the best interests of the Company and the holders of Shares, and (iii) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Company’s Board of Directors recommends that holders of Shares accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

This Offer is conditioned upon, among other things, the condition that, prior to the expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, considered together with all Shares (if any) beneficially owned by Nuance and its affiliates, represents at least a majority of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) all Shares issuable upon the exercise of outstanding options to purchase shares of common stock of the Company (each, an “Option”) plus (iii) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities other than Company Options (this condition, the “Minimum Condition”).

The Company has represented that as of February 29, 2012 there were (i) 10,696,473 Shares issued and outstanding, (ii) no shares of preferred stock of the Company outstanding; and (iii) no Shares held by the Company as treasury shares. In addition, the Company has represented that as of February 29, 2012, there were 753,931 Shares issuable pursuant to the exercise of Company Options. Neither Nuance nor Purchaser currently beneficially owns any Shares except insofar as the Tender and Voting Agreements described in Section 13 entitled “The Transaction Documents—Tender and Voting Agreements” of this Offer to Purchase may be deemed to constitute beneficial ownership. Nuance and Purchaser disclaim such beneficial ownership. Based on the foregoing fully diluted total of 11,450,404 Shares, Purchaser believes that 5,725,203 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied, assuming no additional Share issuances by the Company. Shares held by the Company’s directors and executive officers that are eligible to be tendered in the Offer represent, in the aggregate, approximately 12% of the outstanding Shares as of February 29, 2012, and these directors and officers have agreed to tender their Shares into the Offer pursuant to Tender and Voting Agreements. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 entitled “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 12:00 Midnight, New York City time, at the end of the day on Monday, April 16, 2012 (the “Scheduled Expiration Date”), unless Purchaser has extended the period of time for which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Purchaser, will expire.

Under the Merger Agreement, Purchaser has also agreed that it will be required to extend the Offer beyond the Scheduled Expiration Date:

•	for any period required by any rule, regulation, interpretation or position of the SEC or its staff or The Nasdaq Stock Market that is applicable to the Offer;

•

if, at the scheduled expiration of the Offer, any of the Offer Conditions other than the Minimum Condition are not satisfied or waived, Purchaser will extend the Offer for one or more successive extension periods of ten (10) business days to permit the satisfaction of such Offer Conditions; and

•

if, at the scheduled expiration of the Offer, all of the Offer Conditions, except for the Minimum Condition, are satisfied or have been waived, then Purchaser will extend the Offer for up to three (3) additional periods of ten (10) business days each, in order to permit the Minimum Condition to be satisfied.

In addition, Purchaser may, at its discretion, extend the Offer for additional extension periods of ten (10) business days to permit the satisfaction of the Minimum Condition.

Notwithstanding the foregoing, in no event will Purchaser be required to extend the Offer beyond June 6, 2012 (or, in certain situations where either the Regulatory Condition or the eScription Condition has not been satisfied, December 6, 2012) and the foregoing does not impair, limit or otherwise restrict in any manner the right of Nuance to terminate the Merger Agreement pursuant to its terms.

Purchaser also may, and Purchaser hereby reserves the right to, make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of not fewer than three (3) business days nor more than twenty (20) business days immediately following the expiration of the Offer. There can be no assurance that Purchaser will exercise its right to extend the Offer or make available a Subsequent Offering Period.

Purchaser has also agreed in the Merger Agreement that, without the prior written consent of the Company, it will not (i) decrease the Offer Price or change the form of consideration to be paid in the Offer; (ii) reduce the number of Shares to be purchased in the Offer or amend or waive the Minimum Condition; (iii) amend or modify any of the Offer Conditions in a manner adverse to the holders of Shares; (iv) impose conditions to the Offer in addition to the Offer Conditions; (v) extend the Offer, other than as provided in the Agreement and summarized above; or (vi) otherwise modify or amend any of the material terms of the Offer in a manner adverse to the holders of Shares.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer also is subject to other terms and conditions. See Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations.” Purchaser believes that 5,725,203 Shares must be validly tendered and not withdrawn prior to the Expiration Date in order for the Minimum Condition to be satisfied, assuming no additional Share issuances by the Company.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or, subject to the limitations set forth in the Merger Agreement, not to accept for payment or pay for any Shares not previously accepted for payment or paid for upon the failure of any of the Offer Conditions (in each case, as determined subject to the principles of construction under applicable state law), by giving oral or written notice of such delay or termination to the Depositary. Purchaser’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer (other than the Minimum Condition or the Regulatory Condition, the waiver of which requires the prior written consent of the Company), increase the Offer Price or amend the Offer in any respect before the Expiration Date. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material Offer Condition, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act (which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum of ten (10) business days is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

The Company has provided Purchaser with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn prior to the Expiration Date promptly after the Expiration Date, subject to the satisfaction or waiver of the Offer Conditions. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay acceptance for payment of or payment of Shares until the satisfaction of all Offer Conditions that are dependent on the receipt of government approvals. See Section 15 entitled “Conditions to Purchaser’s Obligations” of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), pursuant to the procedure set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized), and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the aggregate purchase price with the Depositary, which will act as agent for tendering holders of Shares for the purpose of receiving payment from Purchaser and transmitting such payment to tendering holders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations,” the Depositary, nevertheless, on behalf of Purchaser, may retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering holders of Shares are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase entitled “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Purchaser by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering holder of Shares (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), promptly after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares in the Offer, such increased consideration will be paid to all holders of Shares whose Shares are purchased pursuant to the Offer.

3.	Procedure for Tendering Shares

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder or holders, which includes any participant in the book-entry transfer system maintained by the Depositary at the DTC whose name appears on a security position listing as the owner of the Shares, of Shares tendered pursuant to the Letter of Transmittal, unless such registered holder has completed the section captioned “Special Delivery Instructions” or “Special Payment Instructions” on the Letter of Transmittal, or (b) such Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of Medallion Program approved by the Securities Transfer Agents Association, Inc., including the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program, or is otherwise an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act.

Guaranteed Delivery. If a holder of Shares desires to tender Shares pursuant to the Offer and such holder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares nevertheless may be tendered if such tender complies with all of the following guaranteed delivery procedure:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

•

the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three (3) trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Notice of Guaranteed Delivery may be delivered by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering holder of Shares and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation), and (ii) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Federal Income Tax Backup Withholding. To prevent federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each holder of Shares must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to federal income tax backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or by otherwise certifying such holder’s exemption from backup withholding. Certain holders of Shares (including, among others, certain corporations and non-U.S. individuals and entities) are not subject to backup withholding. Holders of Shares who are not U.S. citizens or U.S. resident aliens should complete a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding or other Form W-8 if applicable to provide the information and certification necessary to avoid backup withholding. Copies of Form W-8 can be obtained from the Depositary upon request. See Instruction 8 set forth in the Letter of Transmittal.

Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering holder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any of the Offer Conditions prior to the Expiration Date (except with respect to those conditions dependent upon the receipt of necessary governmental approvals, which conditions may be asserted at any time and from time to time and other than as prohibited by the Merger Agreement, as described in Section 1 entitled “Terms of the Offer” of this Offer to Purchase) or any defect or irregularity in the tender of any Shares. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders of Shares or incur any liability for failure to give any such notification.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering holder of Shares irrevocably appoints designees of Purchaser as the attorneys-in-fact and proxies of such holder, each with full power of substitution, to the full extent of such holder’s rights with respect to the Shares tendered by such holder and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute, in his sole discretion, deems proper. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the holder of Shares with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such holder of Shares as they in their sole judgment deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering holder’s acceptance of the terms and conditions of the Offer. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering holder and Purchaser upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time on or after May 19, 2012, except that there will be no withdrawal rights during any Subsequent Offering Period. If on the Expiration Date all Offer Conditions have been met or waived, Purchaser must promptly accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If the purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn except to the extent that tendering holders of Shares are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer may fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, any notice of withdrawal also must specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering holder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer but may be re-tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

5.	Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the receipt of cash in exchange for Shares of pursuant to the Offer or the Merger. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), applicable United States Treasury Regulations, judicial authority and administrative rulings and practice, all as in effect on the date of this Offer to Purchase. All of these authorities are subject to change, possibly on a retroactive basis. This discussion assumes that the Shares are held as capital assets (generally, as property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of such stockholder’s unique investment circumstances, or to stockholders subject to special treatment under the U.S. federal income tax laws (for example, life insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, partnerships, certain former citizens or long-term residents of the United States, controlled foreign corporations, passive foreign investment companies, “U.S. holders” (as defined below) whose functional currency is not the U.S. dollar, stockholders who hold Shares as part of a hedging, “straddle,” conversion, constructive sale or integrated transaction, “non-U.S. holders” (as defined below) that own, or have owned, actually or constructively, more than 5% of the Shares, stockholders who acquired their Shares through the exercise of employee stock options or other compensation arrangements or stockholders who receive cash pursuant to the exercise of appraisal rights). In addition, this discussion does not address any aspect of state, local, alternative minimum, estate, gift or non-United States taxation that may be applicable to a particular stockholder.

Stockholders should consult their own tax advisors to determine the particular tax consequences to them of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger (including the application and effect of any state, local or non-United States income and other tax laws).

If a partnership (or an entity or arrangement taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner generally will depend on the status of the partner and activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your own tax advisor.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Shares that is:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on all of its income regardless of source.

A “non-U.S. holder” is a beneficial owner (other than a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes) of Shares that is not a U.S. holder.

U.S. Holders

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger generally will be a taxable transaction to U.S. holders for U.S. federal income tax purposes. Generally, a U.S. holder of Shares will recognize gain or loss equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the Shares exchanged for cash pursuant to the Offer or the Merger. Gain or loss must be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) owned by a U.S. holder. If the Shares have been held for more than one year on the date of the Acceptance Time or at the effective time of the Merger, if applicable, the gain or loss generally will be long-term capital gain or loss, and will be short-term capital gain or loss if the Shares have been held for one year or less at such time. Long-term capital gains recognized by non-corporate U.S. holders may be subject to reduced tax rates. The deductibility of capital losses is subject to limitation.

Information returns will be filed with the Internal Revenue Service in connection with payments to a U.S. holder pursuant to the Offer or the Merger, unless the U.S. holder is an exempt recipient. Under the U.S. federal income tax backup withholding rules, 28% of all payments to which a U.S. holder is entitled will be required to be withheld, unless the U.S. holder (i) is a corporation or comes within other exempt categories and demonstrates this fact or (ii) provides its correct tax identification number (social security number, in the case of an individual, or employer identification number in the case of other stockholders), certifies under penalties of perjury that the number is correct, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Each U.S. holder should complete, sign and return the substitute Form W-9 included with the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a satisfactory manner. Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules may be credited against a holder’s U.S. federal income tax liability, if any, or refunded by the Internal Revenue Service provided that the required information is furnished to the Internal Revenue Service in a timely manner. Each U.S. holder should consult its own tax advisors as to the qualifications for an exemption from backup withholding and the procedures for obtaining such exemption.

Non-U.S. Holders

Any gain realized on the receipt of cash in exchange for Shares pursuant to the Offer or the Merger by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business in the United States conducted by such non-U.S. holder (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be taxed on a net income basis at graduated U.S. federal income tax rates applicable to U.S. persons (as defined under the Code), and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax may apply to its effectively connected earnings and profits for the taxable year at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the Sale pursuant to the Offer or the Merger, as applicable, and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s gain realized in the merger (unless an exception is provided under an applicable treaty), which may be offset by U.S. source capital losses of the non-U.S. holder, if any.

A non-U.S. holder will be subject to information reporting, and, in certain circumstances, backup withholding at a 28% rate may apply to the cash received in exchange for Shares pursuant to the Offer or the Merger, unless the non-U.S. holder certifies under penalties of perjury that it is a non-U.S. person (and the payor does not have actual knowledge or reason to know that the holder is a U.S. person as defined under the Code) or such holder otherwise establishes an exemption. To avoid backup withholding, non-U.S. holders generally must submit a properly executed Form W-8BEN, “Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding” or other applicable Form W-8. Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules described above may be credited against a non-U.S. holder’s U.S. federal income tax liability, if any, or refunded by the Internal Revenue Service provided that the required information is furnished to the Internal Revenue Service in a timely manner. Each non-U.S. holder should consult its own tax advisors as to the qualifications for an exemption from backup withholding and the procedures for obtaining such exemption.

The foregoing discussion of the material U.S. federal income tax consequences is not intended to be, and should not be construed as, legal or tax advice to any holder of Shares. You should consult your own tax advisors to determine the particular tax consequences to you (including the application and effect of any state, local or non-United States income and other tax laws) of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

6.	Price Range of Shares; Dividends on the Shares

According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Company 10-K”), the Shares trade on The NASDAQ Global Select Market (“Nasdaq”) under the symbol “TRCR”. The following table sets forth, for the calendar quarters indicated, the high and low intraday sales prices per Share on Nasdaq as reported in the Company 10-K with respect to periods occurring in 2010 and 2011 and as reported by published financial sources with respect to periods occurring in 2012:

	High	Low
Year Ending December 31, 2010:
First Quarter	$21.69	$15.65
Second Quarter	17.54	12.00
Third Quarter	15.54	13.31
Fourth Quarter	20.48	15.01
Year Ended December 31, 2011:
First Quarter	$24.39	$17.95
Second Quarter	29.97	19.64
Third Quarter	30.25	21.83
Fourth Quarter	28.83	21.78
Year Ending December 31, 2012
First Quarter (through March 6, 2012)	$25.34	$19.00

On March 6, 2012, the last full day of trading before the public announcement of the Merger Agreement, the last sales price of a Share reported was $20.97 per Share. As of March 6, 2012, the Offer Price represented a premium of approximately (a) 36.1% over the most recent one (1) month volume-weighted average price of Shares, (b) 30.4% over the most recent three (3) month volume-weighted average price of Shares, and (c) 22% over the most recent six (6) month volume-weighted average price of Shares. Holders of Shares are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 of this Offer to Purchase entitled “Information Concerning the Company.”

The Company has never declared or paid any cash dividends on its common stock. Pursuant to the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s capital stock. If Purchaser acquires control of the Company, Purchaser currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest of the Company.

7.	Effect of Offer on Listing, Market for Shares and SEC Registration

The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by holders of Shares other than Purchaser.

Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq. The rules of Nasdaq establish certain criteria that, if not met, could lead to the delisting of the Shares from Nasdaq. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected.

If Nasdaq were to delist Shares (which we intend to cause the Company to seek if we acquire control of the Company and the Shares no longer meet the Nasdaq listing requirements), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act as described below and other factors.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if there are fewer than 300 record holders of Shares and the shares are not listed on a “national securities exchange.” If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to holders of Shares the information that it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and 10% stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board’s “margin list.” Furthermore, if such registration were terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Purchaser intends to and will cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Information Concerning the Company

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither Nuance nor Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither Nuance nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Nuance or Purchaser.

General. The Company was originally incorporated in California in 1976 as TriCare, Inc. and reorganized as a Delaware corporation in 1988. As TriCare, the Company completed its initial public offering in 1990. In 1995, the Company acquired Transcend Services, Inc. and adopted its name. The Company currently operates in one reportable business segment as a provider of clinical documentation services to the healthcare industry. Its principal executive offices are located at One Glenlake Parkway, Suite 1325, Atlanta, GA 30328 and the telephone number of the Company is (678) 808-0600.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 18, 2011 and distributed to the Company’s stockholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements, and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information filed electronically with the SEC.

9.	Information Concerning Purchaser and Nuance

Purchaser is a Delaware corporation incorporated on February 29, 2012, with principal executive offices at 1 Wayside Road, Burlington, Massachusetts 01803. The telephone number of its principal executive offices is (781) 565-5000. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Offer and the execution and delivery of the Merger Agreement and the transactions contemplated by the Merger Agreement. Purchaser is a wholly owned subsidiary of Nuance.

Nuance is a Delaware corporation incorporated in 1992 as Visioneer, Inc. In 1999, Nuance changed its name to ScanSoft, Inc. and in 2005 Nuance changed its name to Nuance Communications, Inc. Nuance’s principal executive offices are located at 1 Wayside Road, Burlington, Massachusetts 01803. The telephone number of Nuance’s principal executive offices is (781) 565-5000. Nuance is a leading provider of voice and language solutions for businesses and consumers around the world. Nuance’s technologies, applications and services make the user experience more compelling by transforming the way people interact with devices and systems. Nuance’s solutions are used every day by millions of people and thousands of businesses for tasks and services such as requesting information from a phone-based self-service solution, dictating medical records, searching the mobile Web by voice, entering a destination into a navigation system, or working with PDF documents. Nuance’s solutions help make these interactions, tasks and experiences more productive, compelling and efficient.

The name, business address, current principal occupation or employment, five (5) year material employment history and citizenship of each director and executive officer of Purchaser and Nuance and certain other information are set forth on Annex I hereto.

Except as set forth under the heading “Tender and Voting Agreements” in Section 13 entitled “The Transaction Documents” and elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Nuance and Purchaser and, to the knowledge of Nuance and Purchaser, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Nuance, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Nuance, Purchaser and, to the knowledge of Nuance and Purchaser, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past sixty (60) days; (iii) none of Nuance, Purchaser and, to the knowledge of Nuance and Purchaser, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two (2) years before the date of this Offer to Purchase, there have been no transactions between Nuance, Purchaser, any of Nuance’s other subsidiaries or, to knowledge of Nuance and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two (2) years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Nuance, Purchaser, any of Nuance’s other subsidiaries or, to Nuance’s and Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to

Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Nuance is subject to the informational requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Nuance is required to disclose in proxy statements certain information, as of particular dates, concerning its directors and certain of its officers, their remuneration, stock options granted to them, the principal holders of its securities, any material interests of such persons in transactions with Nuance and other matters. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in Section 8 entitled “Information Concerning the Company” of this Offer to Purchase.

10.	Source and Amount of Funds

The Offer is not subject to any financing conditions or arrangements. Nuance and Purchaser estimate that Purchaser will need approximately $340 million to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. As of December 31, 2011, Nuance had approximately $873.5 million in cash and cash equivalents on its balance sheet. Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares that are tendered in the Offer because Nuance will contribute or otherwise advance funds to Purchaser to enable Purchaser to pay for the Shares that are tendered in the Offer. Nuance expects to obtain the necessary funds from its existing cash balances.

11.	Background of Offer; Past Contacts or Negotiations with the Company

The information set forth below regarding the Company was provided by the Company and none of Nuance, Purchaser or any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussion in which Nuance or its affiliates or representatives did not participate.

The Board of Directors of Nuance (the “Nuance Board”), together with its senior management, regularly evaluates strategic alternatives, including acquisitions. As part of this review, in 2011, Nuance identified the Company as a potential acquisition candidate.

The Board of Directors (the “Transcend Board”) and management of the Company have regularly considered and evaluated strategic opportunities and possible business combination transactions as part of an ongoing evaluation of the business, strategic and financial position of the Company to enhance stockholder value. In May 2011, the Transcend Board and management of the Company initiated a process to review strategic alternatives available to the Company, including possible significant acquisition transactions, possible strategic business combination transactions and possible transactions involving a sale of the Company. Lazard Frères & Co., LLC (“Lazard”) assisted the Company in connection with this review.

After consultation with the Transcend Board and representatives of Lazard, executive management of the Company, with Transcend Board approval, initially determined to explore a potential strategic business transaction with a leading medical transcription company (“Company A”). Shortly thereafter, the Company’s management began to consider potential strategic transactions with Nuance. These discussions ultimately led to negotiations solely between Nuance and the Company relating to a potential acquisition of the Company’s outstanding common stock by Nuance. Management concluded that such a transaction had the opportunity to be more attractive from a business and financial perspective, in the first instance, than other potential transactions available to the Company, including, for example, the Company’s license of Nuance’s technology or a potential transaction between the Company and Company A.

The Company entered into a mutual nondisclosure agreement with Company A, effective May 31, 2011. As detailed below, from May through August 2011, the Company’s management had a number of meetings and discussions with Company A’s management and Nuance’s management to explore these potential business combination transactions.

On June 2, 2011, Larry Gerdes, Chief Executive Officer of the Company, Lance Cornell, Chief Financial Officer of the Company, Susan McGrogan, President and Chief Operating Officer of the Company and other members of the Company’s management met with Paul Ricci, Chief Executive Officer of Nuance, Janet Dillione, Executive Vice President and General Manager, Health Care Division of Nuance, and Peter White, Vice President, Strategic Planning, Business Development, Partnerships of Nuance, in Atlanta, Georgia to discuss a potential strategic partnership between the Company and Nuance, pursuant to which Nuance would become the Company’s speech recognition technology provider and/or license certain technology to the Company.

On June 6, 2011, Mr. Gerdes, Mr. Cornell and Ms. McGrogan and a representative of Lazard met with members of Company A’s management in Atlanta, Georgia to discuss possible structures for a proposed business combination transaction involving the Company and Company A. These discussions did not result in any specific transaction structures or proposals.

On July 11, 2011, Company A entered into a definitive agreement to acquire the Company’s speech recognition technology provider. At that time the Company was in contract renewal negotiations with its speech recognition technology provider, which negotiations had been ongoing since January, 2011.

On July 14, 2011, Mr. Gerdes, Mr. Cornell and Ms. McGrogan held a telephonic meeting with Ms. Dillione to discuss possible strategic business opportunities, including potential joint ventures related to the provision of technology and other services. On July 15, 2011, the Company and Nuance entered into a mutual non-disclosure agreement, pursuant to which each party would be granted access to non-public financial and other information about the other party, subject to the restrictions set forth in the agreement.

On July 17, 2011, the Transcend Board held a telephonic meeting with members of the Company’s management, as well as its financial and legal advisors. During this meeting, the Company’s management updated the Transcend Board as to the preliminary strategic discussions with Nuance, and indicated that they expected to have further discussions with Nuance as to potential strategic partnerships over the course of the next few months.

On July 25, 2011, Mr. Gerdes, Mr. Cornell, Ms. McGrogan and other members of the Company’s management, together with representatives of Lazard, met with Fred Heller, Vice President, Corporate Development of Nuance, Mr. White, Ms. Dillione, and Bruce Bowden, Executive Vice President, Corporate Strategy and Development of Nuance and Nuance’s financial advisor, Evercore Partners Inc (“Evercore”), in Atlanta, Georgia. The Company provided Nuance with summary presentation materials that detailed a potential strategic partnership between the two parties. The parties did not come to a specific agreement as to how such a strategic partnership would be structured.

On July 28, 2011, the Transcend Board held a telephonic meeting with members of the Company’s management, as well as the Company’s legal and financial advisors. During this meeting, the Company’s management provided the Transcend Board with a summary of its July 25 meeting with Nuance, and indicated that no definitive resolution was reached at such meeting.

During August 2011, the Company continued to have informal discussions with Nuance regarding potential strategic partnerships, and the Company provided confidential business, financial and operational information regarding the Company to Nuance pursuant to the non-disclosure agreement.

On August 10, 2011, the Company entered into a new agreement with its speech recognition technology provider. On August 18, 2011, the acquisition of the Company’s speech recognition technology provider by Company A closed.

On August 31, 2011, Mr. Gerdes met with the Chief Executive Officer of Company A in Atlanta, Georgia to continue the discussions regarding potential strategic joint venture or other potential business combination transactions.

On September 11, 2011, Mr. Gerdes, Ms. McGrogan and a representative from Lazard held an in-person meeting with Company A’s principal investors in Greenwich, Connecticut. Discussions centered on a possible combination of the Company with Company A in an all-stock merger transaction. After consultation with Lazard, Company management determined that the relative valuation of Company’s A stock indicated by Company A’s principal investors was too high for the Company to continue discussions with Company A.

On September 14, 2011, Mr. Gerdes and Ms. McGrogan met with Mr. Ricci and Ms. Dillione in Atlanta, Georgia. Discussions centered on the possible purchase by Nuance of all of the Company’s outstanding common stock. During this meeting, Mr. Ricci indicated to Mr. Gerdes that Nuance would consider an acquisition of all of the Company’s outstanding common stock at a price of $31.50 per Share. Mr. Gerdes indicated that he would need to discuss the proposal with the Transcend Board, but that he thought the Transcend Board would be receptive to a transaction at $35.00 per Share. Mr. Ricci stated that $32.50 per Share would be the highest price Nuance could offer, and noted that Nuance would require the Company to negotiate exclusively with Nuance during the period required to complete due diligence and negotiate definitive documentation.

In telephone conversations over the next two weeks among the Company, Nuance and their respective financial advisors, Mr. Gerdes and representatives of Lazard continued to request a higher offer price, but Nuance reiterated that $32.50 per Share was the highest price it was prepared to offer. These telephone conversations also touched on certain process matters such as timing and exclusivity.

Mr. Gerdes met with Mr. Ricci on September 22, 2011 in Palo Alto, California to further discuss the transaction and proposed terms.

On September 28, 2011, the Transcend Board held a telephonic meeting for the purpose of reviewing and discussing the proposed transaction with Nuance. Members of the Company’s management, as well as representatives from Lazard and the Company’s legal advisors attended the meeting. At the meeting, the Transcend Board determined to engage Latham & Watkins LLP (“Latham”) to act as special outside legal counsel to the Transcend Board in connection with the proposed transaction, with the support of the Company’s regular outside counsel, Womble Carlyle Sandridge & Rice, LLP (“Womble,” and together with Latham, the Company’s “legal advisors”). The Transcend Board also noted that it had in place an ad hoc Transaction Committee composed of Messrs. James Edwards (Chairman), Joseph Bleser and Charles Thoele, all independent directors, to act as a resource for, and provide guidance to, management and the legal and financial advisors in connection with the proposed transaction with Nuance. The Transaction Committee did not have authority to approve the proposed transaction. The legal advisors reviewed the Transcend Board’s fiduciary responsibilities with respect to a proposed transaction with Nuance. Lazard reviewed certain preliminary business and financial information with respect to the proposed transaction at a price of $32.50 per Share. The Transcend Board determined to proceed with negotiations with Nuance regarding the proposed transaction, but instructed management and the legal and financial advisors to clarify certain other principal terms of the proposed transaction, including deal structure, termination fees, antitrust-related covenants and conditions, and the extent to which Nuance would bear the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. It was noted that the decision to enter into exclusive negotiations with Nuance would depend upon whether the other principal terms were satisfactory to the Company.

Between September 28 and October 9, 2011, the Company’s legal and financial advisors engaged in discussions with Nuance’s legal advisors, Wilson Sonsini Goodrich & Rosati PC (“WSGR”), and Evercore, regarding the principal terms of the proposed transaction. The representatives of Nuance agreed that Nuance would use a tender offer structure to facilitate an accelerated timeline and increase the certainty of consummating a transaction. The legal and financial advisors also discussed the terms of possible exclusivity and standstill arrangements between the Company and Nuance.

On October 9, 2011, the Transaction Committee of the Transcend Board held a telephonic meeting, together with management and the legal and financial advisors, to discuss the status of the negotiations with Nuance. The Company’s legal advisors reviewed the principal transaction terms that had been addressed in their initial conversations with Nuance’s legal advisors. It was determined that the Company’s legal and financial advisors should advise Nuance that the Company would proceed with exclusive negotiations at the proposed price of $32.50 per Share only following satisfactory resolution of the other principal terms, including a Company termination fee of no more than 3% of the transaction’s equity value, Nuance’s agreement to certain antitrust-related covenants, including a “reverse breakup fee” in the event that antitrust approval is not obtained and Nuance’s agreement to bear the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. The Transaction Committee also approved the formal engagement of Lazard as the Company’s exclusive financial advisor with respect to the proposed transaction.

Shortly after the October 9th meeting, the Company’s legal and financial advisors contacted their appropriate counterparts with Nuance’s legal and financial advisors to discuss the open principal terms. The legal and financial advisors continued to discuss these principal terms over the course of the next two weeks.

On October 23, 2011, the Transcend Board held a telephonic meeting, together with management and the Company’s legal and financial advisors. The legal advisors provided the Transcend Board with a status update on the negotiation of the principal terms of the proposed transaction, specifically that (a) the proposed offer price remained at $32.50 per Share, (b) Nuance had proposed a break-up fee equal to 3% of the transaction’s equity value, (c) Nuance had proposed a “reverse break-up fee” equal to 3% of the transaction’s equity value, (d) Nuance had agreed that it would bear the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider and (e) Nuance had requested that Mr. Lance Cornell, Chief Financial Officer of the Company, and Ms. Susan McGrogan, President and Chief Operating Officer of the Company, enter into employment arrangements with Nuance. The legal advisors also noted that Nuance had reiterated its requirement of exclusive negotiations with the Company, and in return, was willing to grant the Company a customary standstill and employee non-solicit agreement. The Company and the financial advisors discussed certain financial aspects of the proposed transaction, as well as potential transaction alternatives. It was noted that Nuance was viewed as a good strategic partner for the Company and was willing and able to enter into negotiations at a transaction value acceptable to the Company. In addition, it was noted that Company A, the other potential strategic partner identified by the Company, was not prepared to enter negotiations at transaction value ranges acceptable to the Company and that potential financial and that based on a review of other potential acquirors, other strategic buyers were not likely to have the willingness or ability to offer as high a price as Nuance. It was also noted that any definitive agreement with Nuance would allow the Company to consider and respond to any superior proposal that any other potential strategic or financial buyer determined to submit after signing. After discussion, the Transcend Board determined that it was appropriate for the Company to enter into a period of exclusive negotiations with Nuance, on the basis of the proposed price and other principal terms, for purposes of allowing Nuance to complete business and legal due diligence and the parties to negotiate definitive transaction documentation.

On October 27, 2011, the Company and Nuance entered into an exclusivity agreement providing for a 30-day exclusivity period, as well as an amendment to the parties’ mutual non-disclosure agreement providing for a one-year standstill period and a 17-month employee non-solicitation provision. On October 31, 2011, the Company opened its confidential electronic dataroom to Nuance, and Nuance commenced its business and legal due diligence processes.

On November 3, 2011, Nuance’s legal advisors distributed an initial draft of the merger agreement to the Company and its legal advisors. The Company’s legal advisors and Lazard reviewed the draft merger agreement and, after discussion with management, distributed a revised draft of the merger agreement to Nuance’s legal advisors on November 8, 2011.

On November 10, 2011, the Transcend Board held a telephonic meeting, together with the Company’s management, Lazard and the Company’s legal advisors. Management provided the Transcend Board with an overview of certain financial projections for the Company that reflected the financial forecasts of the Company as a stand-alone entity, and the Company’s legal advisors reviewed the status of negotiations with Nuance and its legal advisors. The Company’s legal advisors discussed the following open issues in the draft merger agreement: (a) the treatment of employee options and equity incentive awards, (b) the treatment of certain antitrust-related matters (including the mechanics around payment of the “reverse breakup fee” and the time period for extension of the termination date in the event of regulatory delays), and (c) the language in the merger agreement pursuant to which Nuance would accept the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. The Transcend Board determined that the Company’s legal advisors should continue to negotiate the terms of the merger agreement with Nuance’s legal advisors.

Over the course of the next week, the Company’s legal advisors continued to negotiate the open terms of the merger agreement with Nuance’s legal advisors.

On November 16, 2011, the Transcend Board held a telephonic meeting, together with the Company’s management and legal advisors, to discuss the business risk related to any potential improper termination or other action by the Company’s speech recognition technology provider, as well as certain mitigation strategies that the Company could undertake to address those risks. The Transcend Board determined that, as a condition to proceeding with the transaction, Nuance would be required to accept the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. The Transcend Board also instructed the Company’s management and legal advisors to develop business and legal strategies for addressing an improper termination or other action by the Company’s speech recognition technology provider.

Between November 16 and November 23, 2011, the Company’s legal advisors continued discussions with Nuance’s legal advisors regarding the draft merger agreement. On November 21, 2011, the parties agreed to extend the exclusivity period until December 2, 2011. On November 23, 2011, the Transcend Board held a telephonic meeting, at which the Company’s legal advisors reviewed the status of the discussions with Nuance and their representatives, as well as the extension of the exclusivity period.

On November 30, 2011, the Transcend Board held an in-person meeting in Atlanta, Georgia, for the purpose of reviewing and discussing the legal and financial terms of the proposed transaction with Nuance. Members of the Company’s management, as well as representatives from Lazard and the Company’s legal advisors, attended the meeting. The Company’s financial advisors reviewed certain preliminary financial analyses with respect to the proposed transaction. The Company’s legal advisors provided legal advice regarding the fiduciary duties of the Transcend Board in this context, and described the principal terms of the merger agreement and the other related transaction documents. The Transcend Board instructed management and its advisors to continue negotiations with Nuance in an effort to agree upon definitive transaction documentation as soon as possible. Shortly after the meeting, the Company’s legal advisors distributed a revised draft of the merger agreement to Nuance’s legal advisors.

On December 1, 2011, Mr. Gerdes and Mr. Cornell held a telephonic meeting with Mr. Heller. Mr. Heller informed Mr. Gerdes and Mr. Cornell that Nuance would not be in a position to sign a definitive merger agreement before the December 2nd expiration of the exclusivity period. In addition, scheduling complications prevented Nuance from presenting the proposed transaction to the Nuance Board until December 15, 2011 at the earliest. Shortly after the telephonic meeting, representatives of Nuance sent Mr. Cornell a letter proposing to extend the exclusivity period. The Company did not extend the exclusivity period any further beyond December 2nd.

Over the course of the next five weeks, the parties’ respective legal advisors continued their discussions regarding certain diligence matters, including the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. As a part of a contingency plan in the event of such termination, the Company’s management and legal advisors negotiated a form of technology platform agreement with Nuance, pursuant to which Nuance would agree to provide its technology platform to the Company. In addition, the terms of Ms. McGrogan’s and Mr. Cornell’s employment agreements with Nuance were negotiated during this time. Towards the end of this time period, representatives of Nuance advised the Company that the Nuance Board was scheduled to meet during the first week of January 2012, and would possibly consider the proposed transaction at that meeting.

On January 10, 2012, the Transcend Board held a telephonic meeting, together with the Company’s management, and legal and financial advisors, to discuss the status of the proposed transaction with Nuance. The Transcend Board expressed concern over the lack of progress on open issues, and determined that management should terminate due diligence access for Nuance’s representatives and request that Nuance return the Company’s confidential information in its possession. In addition, any further discussion with Nuance or its advisors was to remain limited until Mr. Gerdes had discussed the status of the transaction with Mr. Ricci. It was noted that absent a favorable proposal from Mr. Ricci with respect to finalizing the transaction, or other progress in connection with negotiations, the Company would likely terminate discussions with Nuance with respect to the proposed transaction.

On January 13, 2012, Mr. Gerdes spoke with Mr. Ricci regarding the status of the proposed transaction. Mr. Ricci indicated that Nuance was not willing to agree to the Company’s proposals with respect to, among other things, the allocation to Nuance of the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. Mr. Gerdes indicated that the Company was not willing to proceed with a transaction absent such terms and notified Mr. Ricci that the Company was terminating discussions with Nuance with respect to the proposed transaction.

On February 2, 2012, the Company announced its operating results and certain other related information for the three months and twelve months ended December 31, 2011. The announcement reflected higher than expected operating costs, though continued strong organic revenue growth. Following the announcement, the Company’s stock price declined by approximately 17%, from $25.20 to $20.94, by the close of trading on February 2, 2012.

On February 15, 2012, Mr. Gerdes and Mr. Cornell held an in-person meeting with representatives of Company A to discuss various business and strategic matters. In a private meeting with Mr. Gerdes, a representative of Company A indicated that Company A would not be in a position to consider a potential business combination transaction with the Company for at least the next three months.

On February 22, 2012, Mr. Ricci telephoned Mr. Gerdes to inquire about re-engaging in discussions with respect to a possible acquisition of the Company by Nuance. Mr. Ricci agreed to send the Company a non-binding written proposal letter, which was delivered to the Company on February 22, 2012. Nuance’s letter proposed, among other things, an offer price of $28.00 per Share, that Nuance would bear the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider, and that the closing of the transaction would be subject to the condition that the Company demonstrate its ability to migrate its customers onto Nuance’s technology platform (referred to in this Schedule TO as the “eScription Condition”), provided that the eScription Condition would automatically be deemed satisfied within nine months of signing a definitive merger agreement, regardless of whether the Company successfully performed the applicable customer migration. On February 23, 2012, Nuance’s legal advisors distributed a revised draft of the merger agreement to address Nuance’s non-binding proposal.

Shortly after receiving Nuance’s written proposal, Mr. Gerdes had a telephone conversation with Mr. Ricci, during which Mr. Gerdes indicated that he would need to discuss the proposal with the Transcend Board, but that he thought the Transcend Board would be receptive to a transaction at $31.50 per Share. Mr. Ricci advised Mr. Gerdes that Nuance’s offer was $28.00 per Share.

On February 25, 2012, the Transcend Board held a telephonic meeting, together with the Company’s management and legal and financial advisors, to discuss Nuance’s most recent proposal. Lazard reviewed management’s current financial projections that reflected the financial forecasts of the Company as a stand-alone entity, and which had been updated based on the Company’s results from the fourth quarter of 2011 (and which are summarized in “Item 8. Additional Information — Financial Forecasts” of the Company’s Schedule 14D-9), and certain preliminary financial analyses of the proposed transaction. The Company’s legal advisors discussed the status of the draft merger agreement and the certain open issues presented by Nuance’s latest proposal. It was determined that the Company should not accept the eScription Condition unless Nuance agreed that the conditions related to the accuracy of the Company’s representations and warranties and the absence of a material adverse event would be deemed satisfied upon receipt of relevant antitrust approvals. The Transcend Board also noted that a $32.50 price per Share was no longer realistic given the updated financial forecasts for the Company. It was determined that Mr. Gerdes should telephone Mr. Ricci to request that Nuance submit its best and final price and to advise Mr. Ricci that the Company would only accept the eScription Condition if the above-mentioned conditions were deemed satisfied upon receipt of relevant regulatory approvals. Shortly after the meeting, Mr. Gerdes spoke with Mr. Ricci and conveyed the Company’s position.

On February 27, 2012, Mr. Ricci called Mr. Gerdes and stated Nuance’s best and final price was $29.00 per Share. Mr. Ricci also told Mr. Gerdes that Nuance would agree to the satisfaction of the above-mentioned conditions upon the receipt of relevant regulatory approvals, in order to retain the eScription Condition. Later that day, the Transcend Board held a telephonic meeting, together with the Company’s management and financial and legal advisors, to discuss Nuance’s latest proposal. Mr. Gerdes updated the Transcend Board on his conversation with Mr. Ricci. After discussion, the Transcend Board determined to proceed with negotiations with Nuance on the terms proposed, subject to the requirement that the parties enter into a definitive merger agreement by no later than March 2, 2012. Mr. Gerdes subsequently spoke with Mr. Ricci and conveyed the Company’s position.

Between February 27 and March 2, 2012, the Company’s legal advisors continued to negotiate the terms of the merger agreement and related documents with Nuance’s legal advisors. On March 2, 2012, Nuance’s legal advisors distributed a draft merger agreement and related disclosure schedules to the Company’s legal advisors, which the Company’s management after consultation with its legal advisors concluded did not reflect the intended allocation to Nuance of the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. Later that day, the Transcend Board held a telephonic meeting, together with Company’s management and legal and financial advisors, to review Nuance’s proposal and discuss the open issues in the merger agreement. The Transcend Board determined that Nuance’s latest revisions to the merger agreement and related disclosure schedules were inconsistent with prior business discussions, which the Transcend Board determined adversely impacted the level of certainty for the Company in the transaction. As a result, the Transcend Board determined to reject Nuance’s proposal and terminate discussions with Nuance. Shortly after the meeting, the Company’s legal advisors notified Nuance’s legal advisors by telephone that the Transcend Board had instructed the Company’s management and advisors to terminate discussions.

During the evening of March 2nd and during the ensuing days, Nuance’s management and legal and financial advisors contacted the Company’s management and legal and financial advisors seeking to continue the transaction discussions. On March 4, 2012, Mr. Ricci called Mr. Gerdes to discuss the status of the proposed transaction and seeking to continue discussions. Mr. Gerdes indicated to Mr. Ricci that the Transcend Board was not prepared to reconsider the proposed transaction unless Nuance agreed to the Company’s proposed language in the merger agreement and related disclosure schedules, and either increased its offer price and/or agreed to shorten the nine month period in connection with the eScription Condition. Mr. Ricci indicated that Nuance would accept the Company’s proposed contractual language, but would not make any additional price or other concessions. Mr. Gerdes reiterated to Mr. Ricci that the Transcend Board was not prepared to reconsider the proposed transaction under those terms.

On March 5, 2012, Mr. Ricci called Mr. Gerdes and said that Nuance would increase its offer price to $29.50 per Share, which was Nuance’s best and final proposal. Mr. Gerdes stated that he would present Nuance’s revised proposal to the Transcend Board.

On March 6, 2012, the Transcend Board held a telephonic meeting, together with its counsel, members of the Company’s management and legal and financial advisors. Mr. Gerdes provided an update on the transaction negotiations and stated that Nuance had increased its offer price to $29.50 per share and agreed to the language required by the Company with respect to the risk allocation related to any potential improper termination or other action by the Company’s speech recognition technology provider. The Company’s legal advisors then reviewed the Transcend Board’s fiduciary duties in this context and summarized the principal terms of the Merger Agreement and related documents that had changed in Nuance’s final proposal. Lazard’s opinion was subsequently confirmed by delivery of a written opinion to the Company after the meeting. The Transcend Board then unanimously resolved (i) that the Merger Agreement is advisable, (ii) that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and in the best interests of the Company and its stockholders, (iii) to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iv) to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, approve and adopt the Merger Agreement and the Merger.

Shortly thereafter, the parties entered into the Merger Agreement and the other transaction documents. The transaction was announced via press release issued by Nuance and the Company prior to the market opening on March 7, 2012.

12.	Purpose of the Offer; The Merger; Plans for the Company

Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Purchaser to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Purchaser and Nuance intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Nuance. The Offer is being made pursuant to the Merger Agreement.

Approval. Under the General Corporation Law of the State of Delaware (the “DGCL”), the approval of the Company’s Board of Directors and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company’s Board of Directors has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares (the “Stockholder Vote”). If the Stockholder Vote is required, Nuance intends to cause the Company’s Board of Directors to set the record date for the Stockholder Vote for a date as promptly as practicable following the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Stockholder Meeting. In the Merger Agreement, the Company has agreed, if the Stockholder Vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the adoption of the Merger Agreement. The Company’s Board of Directors has recommended that, if required by the DGCL, stockholders of the Company vote to approve and adopt the Merger Agreement. At any such meeting, all of the Shares then owned by Nuance and Purchaser and by any of Nuance’s other subsidiaries, and all Shares for which the Company has received proxies to vote, will be voted in favor of the adoption of the Merger Agreement.

Board Representation. Nuance currently intends to designate at least a majority of the directors of the Company following consummation of the Offer. It is currently anticipated that Nuance will designate Thomas L. Beaudoin, A. Bruce Bowden, Janet M. Dillione and Todd DuChene to serve as directors of the Company following consummation of the Offer. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Short-form Merger. Under the DGCL, if Purchaser acquires, pursuant to the Offer, at least 90% of the outstanding Shares, Purchaser will be able to approve and effect the Merger without a vote of the Company’s stockholders. In such event, Nuance and Purchaser have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company’s stockholders. Pursuant to the Merger Agreement, following Purchaser’s acceptance for payment of the Shares pursuant to the Offer, Purchaser has the irrevocable option to purchase from the Company, subject to certain conditions, the number of Shares that equals the number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, will constitute one share more than 90% of the Shares then outstanding, at a price per share equal to the price paid in the Offer. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Nuance and the Company have commenced a detailed integration review and planning process in order to consider the manner and timing of the integration of the business and operations of Nuance and the Company following the completion of the Merger. The integration planning process will include a detailed review of the Company, including its business, operations, properties, assets, products, management, personnel and systems. This integration planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger.

Extraordinary Corporate Transactions. Except as described above or elsewhere in this Offer to Purchase, Nuance and Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company’s Board of Directors or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business. Upon the consummation of the Offer and the Merger, Nuance anticipates that it will integrate the Company’s business and operations into Nuance’s business and operations and Nuance will review the desirability of specific changes to the Company’s corporate structure or business at that time.

13.	The Transaction Documents

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Nuance on March 7, 2012. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

Conditions to Obligations of Purchaser. See Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations.”

Schedule 14D-9. The Merger Agreement provides that, concurrently with the filing by Nuance and Purchaser of the Schedule TO, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to the other provisions of the Merger Agreement, will contain the unanimous recommendation of the Company’s Board of Directors that holders of Shares accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement. The Merger Agreement provides that the Company will cause the Schedule 14D-9 to be mailed to the holders of Shares together with the Offer documents, promptly after the commencement of the Offer. Pursuant to the Merger Agreement, the Company will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act.

Top-Up Option Following Offer. The Company granted to Purchaser an option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per share equal to the Offer Price, that number of newly issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Nuance and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares then outstanding, after giving effect to the issuance of the Top-Up Shares. However, in no event will the Top-Up Option be exercisable for a number of Shares in excess of the Company’s total authorized and unissued Shares.

The exercise price for the Top-Up Option may be paid by Purchaser entirely in cash or, at Purchaser’s election, by (i) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (ii) executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (the “Promissory Note”). The Promissory Note shall be full recourse against Nuance and Purchaser and (i) shall bear simple interest at a rate of 3% per annum, (ii) shall mature on the first anniversary of the date of execution and delivery of such Promissory Note, (iii) may be prepaid at any time, in whole or in part, without premium or penalty and (iv) shall have no other material terms.

Purchaser may exercise the Top-Up Option at any one time after the initial acceptance for payment by Purchaser of the Shares pursuant to the Offer (the “Acceptance Time”). Purchaser will also exercise the Top-Up Option at the Company’s request after the Acceptance Time if, immediately after the exercise of the Top-Up Option, Purchaser would hold one Share more than 90% of the number of Shares then outstanding.

Merger. The Merger Agreement provides that subject to the satisfaction or waiver of conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger under the corporate name it possesses immediately prior to the Merger.

Vote Required to Approve Merger. See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; the Merger; Plans for the Company”.

Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Nuance, Purchaser or any other wholly owned subsidiary of Nuance (whether pursuant to the Offer or otherwise), (ii) Shares owned by the Company or any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time, and (iii) Shares owned by stockholders who have neither voted in favor of adoption of the Merger Agreement nor consented thereto in writing and who have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares pursuant to the DGCL) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, less any required withholding taxes, upon the surrender of the certificate representing such Share.

Treatment of the Company Options. At the Acceptance Time, each option to purchase common stock of the company (an “Option”), whether vested or unvested, outstanding immediately prior to the Acceptance Time will be cancelled, extinguished and automatically converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Option by (ii) the Offer Price, less the per share exercise price of such Option. Each Option holder will receive this payment as soon as practicable following the Acceptance Time.

Treatment of Restricted Stock. Any outstanding Shares that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company (“Restricted Stock”) will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Each holder of Restricted Stock will receive this payment as soon as practicable following the Acceptance Time.

Conditions to Obligations to Effect the Merger. The obligations of each of the parties to effect the Merger are subject to the following conditions:

•	if the approval of the Merger Agreement by holders of Shares is required by the DGCL, the Merger Agreement must have been approved by the affirmative vote of the holders of a majority of the Shares;

•	Purchaser shall have accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not withdrawn; and

•

no governmental authority shall have enacted or issued (i) any law that has the effect of making the Merger illegal or that has the effect of prohibiting or otherwise preventing the completion of the Merger or (ii) any judgment, decree, injunction or other order that has the effect of making the Merger illegal or that has the effect of prohibiting or otherwise preventing the completion of the Merger.

Board of Directors. Following the Acceptance Time, Nuance will be entitled to designate a number of directors of the Company that equals, rounded up to the next whole number, the product of: (a) the total number of directors on the Company’s Board of Directors multiplied by (b) a fraction, the numerator of which is the number of Shares beneficially owned by Nuance and Purchaser and the denominator of which is the total number of outstanding Shares. The date and time that such designees are appointed to the Board is known as the “Appointment Time.” At the request of Nuance, the Company will take all action reasonably necessary to cause the individuals designated as directors by Nuance to be appointed to the Company’s Board of Directors, including either by increasing the size of the Company’s Board of Directors or seeking and accepting the resignation of directors. In addition, the Company will, subject to compliance with applicable law, take all action necessary to cause the individuals so designated by Nuance to constitute substantially the same percentage (rounding up where appropriate) as is on the Company’s Board of Directors on: (i) each committee of the Company’s Board of Directors, (ii) the Board of Directors of each subsidiary of the Company, and (iii) each committee of the Board of Directors of each such subsidiary, in each case to the fullest extent permitted by all applicable laws, and specifically including the rules of the Nasdaq Global Select Market. Following a request by Nuance after the Acceptance Time, the Company will take all action necessary to elect to be treated as a “controlled company” under the rules of the Nasdaq Stock market.

The Company will cause the Company’s Board of Directors to have, prior to the Effective Time, at least three (3) directors who were members of the Company’s Board of Directors immediately prior to Nuance’s appointment of directors, and each of who is an “independent director” (as defined by the rules of The Nasdaq Global Select Market) and eligible to serve on the Company’s Audit Committee under the Exchange Act (a “Continuing Director”). If the number of Continuing Directors is reduced below three (3) for any reason, the remaining Continuing Directors will be entitled to elect or designate a person who meets the criteria of a Continuing Director.

The Merger Agreement provides that from the Appointment Time through the Effective Time, the approval of a majority of the Continuing Directors (or the sole Continuing Director if there shall be only one Continuing Director) will be required in order to: (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for the performance of, or waive, any of the obligations or other acts of Nuance or Purchaser under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, or (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

It is currently anticipated that Nuance will designate Thomas L. Beaudoin, A. Bruce Bowden, Janet M. Dillione and Todd DuChene to serve as directors of the Company following consummation of the Offer. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties from Nuance, Purchaser and the Company, including representations and warranties of the Company concerning the following matters:

•	Due organization, good standing and organizational documents of the Company and its subsidiaries;

•	The subsidiaries of the Company and equity of the subsidiaries;

•	Authority of the Company and binding nature of the Merger Agreement;

•	Capitalization of the Company;

•	Non-contravention and consents;

•	SEC filings and financial statements;

•	Schedule 14D-9, the proxy statement and offer documents;

•	No undisclosed liabilities;

•	Absence of certain changes or events;

•	Material contracts;

•	Permits;

•	Litigation;

•	Taxes;

•	Environmental matters;

•	Employee benefit plans;

•	Labor matters;

•	Real property;

•	Assets and personal property;

•	Intellectual property rights;

•	Compliance with laws;

•	Anti-corruption and anti-bribery laws;

•	Privacy and data protection;

•	Customers and suppliers;

•	Insurance;

•	Related party transactions;

•	Brokers and fees and expenses; and

•	Opinion of financial advisors.

The assertions embodied in such representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. Accordingly, holders of Shares should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to investors and security holders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Nuance’s or the Company’s public disclosures.

Conduct of the Company’s Business Pending the Acceptance Time. During the period from the date of the Merger Agreement through the earlier of the Appointment Time, the Effective Time or the date of termination of the Merger Agreement, except (i) as expressly required by the Merger Agreement, (ii) as set forth in the disclosure schedule furnished by the Company pursuant to the Merger Agreement, (iii) as required by law, or (iv) to the extent Nuance otherwise consents in advance in writing (with such approval not to be unreasonably withheld, conditioned or delayed): (A) the Company will, and will cause each of its subsidiaries to, (1) carry on its business in the ordinary course in substantially the same manner as previously conducted and in material compliance with all laws, (2) pay or perform all material obligations when due; and (3) use commercially reasonable efforts, consistent with past practices and policies, to (I) preserve intact its business organization, (II) keep available the services of its officers and employees and (III) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings; and (B) the Company will not, and will cause its subsidiaries not to:

(1) amend its certificate of incorporation or bylaws or comparable organizational documents;

(2) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Shares or other securities, options or instruments convertible into or relating to any Shares, except for the issuance and sale of Shares pursuant to equity awards outstanding as of the date of the Merger Agreement;

(3) acquire or redeem, directly or indirectly, or amend any securities of the Company or any subsidiary of the Company;

(4) other than cash dividends made by any direct or indirect wholly owned subsidiary of the Company to the Company or one of its subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Shares;

(5) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the transactions contemplated hereby, including the Offer and the Merger);

(6) (i) incur or assume any long-term or short-term debt or issue any debt securities, in excess of $500,000, except for (A) short-term debt incurred to fund (1) operations of the business in the ordinary course of business consistent with past practice or (2) fees and expenses in connection with the transactions contemplated by the Merger Agreement and (B) loans or advances to direct or indirect wholly owned subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except with respect to obligations of direct or indirect wholly owned subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other person except for travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its subsidiaries or (iv) mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than certain permitted liens);

(7) except as may be required by law or the terms of any employee benefit plan or agreement of the Company (each an “Employee Plan”), enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner or increase or decrease in any manner the compensation or fringe benefits of any director, officer or employee, pay any special bonus or special remuneration to any director, officer or employee, or pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement;

(8) forgive any loans to any employees, officers or directors of the Company or any of its subsidiaries, or any of their respective affiliates;

(9) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans or agreements subject to the Employee Plans or any other contract of the Company other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any agreements subject to the Employee Plans in effect as of the date hereof;

(10) enter into, amend, or extend any collective bargaining agreement;

(11) sell, lease, license, transfer or dispose of any property or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions, except either (i) transactions required under an existing contract of the Company or any of its subsidiaries, which transactions are not, individually or in the aggregate, material to the Company and its subsidiaries, taken together as a whole, or (ii) the sale of goods or grants of certain non-exclusive licenses with respect to Company intellectual property in the ordinary course of business;

(12) except as may be required as a result of a change in applicable or in U.S. Generally Accepted Accounting Principles, make any change in any of the accounting principles or practices used by it;

(13) (i) make or change any material tax election, (ii) file any material amended tax return, (iii) settle or compromise any material tax liability, (iv) adopt or change any material tax accounting method or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes;

(14) acquire or license any material intellectual property rights from any third party, other than pursuant to contracts in existence as of the date of the Merger Agreement, transfer or grant any exclusive rights to any company intellectual property to any third party, grant any license to any Company product or to any Company intellectual property except pursuant to certain non-exclusive licenses made in the ordinary course of business;

(15) (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee); (ii) modify, amend or exercise any right to renew any lease or other lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder; (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any leased real property or other real property, or any interest therein or part thereof; (iv) make any material changes in the construction or condition of any such property; (v) enter into any agreement to purchase or sell any interest in real property; or (vi) violate the terms or terminate any lease;

(16) (i) acquire (by merger, consolidation or acquisition of stock or assets) any other person or any equity interest therein, (ii) enter into any contract other than in the ordinary course of business that would be or reasonably be expected to be, material to the business, operations or financial condition of the Company and its subsidiaries, taken together as a whole, or (iii) enter into or amend any contract with a competitor of Nuance, or (iv) authorize, incur or commit to incur any new capital expenditure(s), individually or in the aggregate, with obligations to the Company or any of its subsidiaries in excess of $500,000 (except that the Company is not limited from any capital expenditure required pursuant to existing contracts or the Company’s current capital expenditure budget or from dissolving or merging into any of its subsidiaries certain other subsidiaries that are not material to the Company or its subsidiaries, taken as a whole);

(17) commence, settle or compromise any pending or threatened legal proceeding or pay, waive, discharge or satisfy or agree to pay, waive, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of legal proceedings, claims and other liabilities (i) expressly reflected or reserved against in full on the balance sheet of September 30, 2011 or incurred since the date of the such balance sheet in the ordinary course of business consistent with past practice or (ii) the settlement, compromise, discharge or satisfaction of which (A) does not involve payment of money in excess of $250,000 individually or $500,000 in the aggregate with other such settlements and (B) does not include any obligation to be performed by the Company or its subsidiaries following the Effective Time that is, individually or in the aggregate, material to the Company;

(18) except as required by law or U.S. Generally Accepted Accounting Principles, revalue in any material respect any of its properties or assets including without limitation writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(19) except as required by applicable law, convene any regular or special meeting (or any adjournment or postponement thereof) of the Company stockholders other than as contemplated by the Merger Agreement;

(20) except as required by applicable law, terminate, modify, or waive any right under any permit; or

(21) enter into a contract to do any of the foregoing.

Non-solicitation Obligation. When it entered into the Merger Agreement, the Company agreed that it would, and would cause its representatives to, immediately cease any and all existing activities, discussions or negotiations with respect to any Acquisition Proposal (as defined below), and agreed that it would request the prompt return or destruction of all confidential information previously furnished to any person with which the Company, its subsidiaries or its or their representatives have engaged in any such activities prior to the date of the Merger Agreement.

The Company has also agreed that it will not, and will cause its subsidiaries not to, and will not authorize or knowingly permit any of its or any of its subsidiaries’ representatives to, directly or indirectly:

•

solicit, initiate, seek or knowingly encourage, assist, facilitate or induce the making, submission or announcement of any offer, proposal or indication of interest relating to any transaction or series of transactions (other than the transactions contemplated by the Merger Agreement) involving:

•

any acquisition or purchase by any person or “group” (within the meaning of Section 13(d) of the Exchange Act), directly or indirectly, of more than a 20% interest in the total outstanding voting securities of the Company or one or more of its subsidiaries that own or control more than 20% of the consolidated assets (measured by the fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of the Company and its subsidiaries, taken together as a whole, or any tender offer or exchange offer that if completed would result in any person or “group” (within the meaning of Section 13(d) of the Exchange Act) beneficially owning more than 20% of the total outstanding voting securities of the Company or one or more of its subsidiaries that own or control more than 20% of the consolidated assets (measured by the fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of the Company and its subsidiaries, taken together as a whole;

•

a merger or consolidation or similar business combination transaction involving the Company or any of its subsidiaries, pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than 80% of the equity interests in the surviving or resulting entity immediately following such transaction;

•

any sale, lease, exchange, transfer, license, acquisition or disposition of more than 20% of the consolidated assets of the Company or any of its subsidiaries (measured by the lesser of book or fair market value thereof);

•	any liquidation, dissolution, winding up, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or its subsidiaries; or

•	any combination of the foregoing (any such transaction an “Acquisition Transaction” and any such offer, proposal or indication of interest in an Acquisition Transaction, an “Acquisition Proposal”);

•

participate or engage in any discussions or negotiations with any person (other than Nuance, Purchaser or their designees) regarding an Acquisition Proposal or Acquisition Transaction or furnish to any person (other than Nuance, Purchaser or their designees) any non-public information relating to the Company or any of its subsidiaries, or grant access to the Company’s business, properties, assets, books or records, or knowingly take any other action with the intent to encourage, assist or facilitate an Acquisition Proposal or any inquiries or the making of a proposal that would be reasonably expected to lead to an Acquisition Proposal;

•	terminate, amend, waive or fail to enforce any rights under any “standstill” or similar agreement between the Company or any of its subsidiaries and any person (other than Nuance);

•

other than any confidentiality agreement executed in accordance with the Merger Agreement, enter into any letter of intent, memorandum of understanding, definitive agreement or similar document or contract relating to an Acquisition Proposal;

•

waive the applicability of all or any portion of Section 203 of the DGCL (other than with respect to Purchaser and Nuance) in relation to any Acquisition Proposal or Acquisition Transaction (other than in connection with respect to a Superior Proposal (as defined below) entered into in accordance with the Merger Agreement); or

•	agree to do any of the foregoing.

Notwithstanding anything to the contrary contained in the Merger Agreement, if at any time from and after the date of the Merger Agreement and prior to the Acceptance Time, the Company receives a bona fide written Acquisition Proposal, which has not been withdrawn and which did not result from a breach of the non-solicitation obligation contained in the Merger Agreement,

•	the Company and its representatives may engage in discussions or negotiations with, and provide non-public information to, the party that made the Acquisition Proposal if:

•

the Company’s Board of Directors concludes in good faith (after consultation with an independent financial advisor and outside legal counsel) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal;

•

the Company’s Board of Directors determines in good faith (after consultation with outside legal counsel) that such action is necessary to comply with its fiduciary duties to the Company stockholders under Delaware law;

•

at least forty-eight (48) hours prior to engaging in any such discussions or negotiations or providing any such non-public information, the Company gives Nuance written notice of the identity of such person, the terms and conditions of the Acquisition Proposal or inquiry (including written materials, if any) and the Company’s intention to engage in such discussions or negotiations or provide such non-public information in accordance with the Merger Agreement;

•	prior to providing any such non-public information, the Company receives from such person an executed confidentiality agreement containing terms no less favorable to the Company than those contained in the Confidentiality Agreement, dated July 15, 2011 and amended October 27, 2011, between Nuance and the Company (the “Confidentiality Agreement”), and which would not restrict the Company from providing information to Nuance under the terms of the Merger Agreement and contemporaneously with furnishing any non-public information to such person, the Company makes such non-public information available to Nuance (to the extent such non-public information has not been previously made available by the Company to Nuance); and

•	the Company may terminate the Merger Agreement in accordance its terms to enter into a definitive agreement relating to a Superior Proposal.

Promptly after receipt (and in any event within twenty-four (24) hours after receipt) by the Company, any of its subsidiaries or its or their representatives of any Acquisition Proposal or any request for non-public information or any inquiry with respect to or that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction, the Company must provide Nuance with written and oral notice of the terms and conditions of such Acquisition Proposal or Acquisition Transaction, request or inquiry; the identity of the person or “group” making any such Acquisition Proposal, request, or inquiry; and a copy of the written Acquisition Proposal, if any. In addition, the Company must keep Nuance promptly and reasonably informed with respect to the status, details, terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

Nothing contained in the Merger Agreement will prohibit the Company or its Board of Directors from (i) complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal, including taking and disclosing to stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Under the Merger Agreement, “Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal changed to 50%) that the Company receives at any time after the date of the Merger Agreement and prior to the Acceptance Time that did not result from a breach of the Company’s non-solicitation obligations under the Merger Agreement that (a) the Company’s Board of Directors determines in good faith, after consultation with its independent financial advisor and its outside legal counsel, taking into account, among other things, the identity of the third party making the Acquisition Proposal, the financial, legal and regulatory aspects of such Acquisition Transaction, the conditions to and prospects for completion of such Acquisition Proposal, as well as any definitive, written counter-offer made by Nuance, would, if timely completed in accordance with its terms, be more favorable, from a financial point of view, to the Company’s stockholders than the terms of the Merger Agreement.

Change in Board Recommendation. Except as set forth below, the Company’s Board of Directors may not (a) fail to make, withhold or withdraw, amend, qualify or modify the unanimous recommendation of the Company’s Board of Directors that stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement (the “Board Recommendation”); (b) approve, endorse or recommend any Acquisition Proposal or fail to publicly recommend against such Acquisition Proposal that is a tender offer or exchange offer for Shares within ten (10) business days after commencement of such offer and reaffirm the Board Recommendation; (c) fail to include the Board Recommendation in the Schedule 14D-9 or the Proxy Statement, as applicable; (d) fail to reaffirm the Board Recommendation within three (3) business days of a written request to do so by Nuance; or (e) resolve, agree or publicly propose to do any of the foregoing (any action described in the (a) through (e), a “Company Board Recommendation Change”).

Notwithstanding the foregoing, at any time prior to the Acceptance Time, the Company may make a Company Board Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal if (A) the Company’s Board of Directors has received a bona fide, written Acquisition Proposal that constitutes a Superior Proposal, (B) neither the Company nor its representatives has breached the provisions of the Merger Agreement relating to non-solicitation and a Company Board Recommendation Change, (C) the Company’s Board of Directors has given Nuance at least three (3) business days’ written notice of its intent to effect a Company Board Recommendation Change, information on the identity of the person or entity making the Superior Proposal, the terms and conditions of the Superior Proposal and the opportunity for Nuance to meet with the Company’s Board of Directors and its outside legal counsel, in order to discuss in good faith a modification of the terms and conditions of the Merger Agreement in order to effect the transactions contemplated by the Merger Agreement, and (D) Nuance has not made, within 3 business days after receipt of the Company’s written notice of its intent to make a Company Board Recommendation Change, a definitive, written counter-offer or proposal that the Company’s Board of Directors determines in good faith (after consultation with its independent financial advisor and outside legal counsel) is at least as favorable to the holders of Shares as the Superior Proposal.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, the Company may make a Company Board Recommendation Change, if an Intervening Event has occurred and (a) the Company’s Board of Directors has determined in good faith (after consultation with its outside legal counsel) that, in light of the Intervening Event, the Company’s Board of Directors is required to make a Company Board Recommendation Change in order to comply with its fiduciary duties to the holders of Shares under Delaware Law and (b) the Company’s Board of Directors has given Nuance at least three (3) business days’ written notice of its intent to effect a Company Board Recommendation Change, describing the Intervening Event and provided Nuance with the opportunity to meet with the Company’s Board of Directors and outside legal counsel, in order to discuss in good faith a modification of the terms and conditions of the Merger Agreement that may be proposed by Nuance so that the Company’s Board of Directors may determine not to make such Company Board Recommendation Change.

Under the Merger Agreement, an “Intervening Event” means, with respect to the Company, a material event or circumstance (other than an event or circumstance relating to the receipt, existence or terms of an Acquisition Proposal) that was not known and not reasonably foreseeable to the Company’s Board of Directors as of the date of the Merger Agreement, which event becomes known to the Company’s Board of Directors before the Acceptance Time.

Director and Officer Indemnification and Insurance. The Merger Agreement provides that Nuance will cause the Surviving Corporation and its subsidiaries, to honor and fulfill in all respects the obligations of the Company and its subsidiaries pursuant to: (i) the certificate of incorporation and bylaws of the Company and its subsidiaries and (ii) each indemnification agreement in effect as of the date of the Merger Agreement between the Company or any subsidiary of the Company and each individual who is or was an officer or director of the Company or any of its subsidiaries (an “Indemnified Party”).

From the Effective Time through the sixth (6th) anniversary of the Effective Time, Nuance must cause to be maintained in effect, for the benefit of the Indemnified Parties, directors’ and officers’ liability insurance coverage (“D&O Insurance”) covering each person covered by the D&O Insurance in effect as of the date of the Merger Agreement, on terms with respect to coverage and amounts no less favorable, in the aggregate, than those in effect as of the date of the Merger Agreement; except that (i) the Surviving Corporation may substitute the policies of Nuance, the Surviving Corporation or any of their subsidiaries provided that such coverage and amounts are no less favorable, in the aggregate, to the covered persons than the D&O Insurance and (ii) in no event will Nuance be required to expend in any one year an amount in excess of 300% of the annual premium paid by the Company for coverage in its last full fiscal year. The Company may obtain before the Effective Time, with Nuance’s prior written approval, a prepaid “tail” policy, on terms and conditions no less favorable, in the aggregate, than the D&O Insurance, with a period ending no later than the sixth (6th) anniversary of the Effective Time.

Employee Matters. The Merger Agreement provides that from the date of the closing of the transaction until the 12-month anniversary of such closing, Nuance or its subsidiaries will provide to each person who is employed by the Company or its subsidiaries on or at the Effective Time (i) an annual base salary not less than the annual base salary of such employee immediately prior to the Acceptance Time, (ii) the bonus earned for fiscal year 2012 in accordance with the Company’s bonus plan in effect immediately before the Acceptance Time, and (iii) benefits (including paid time off, 401(k), health and severance) that are not materially less favorable (taken as a whole) than those provided to similarly situated employees of Nuance.

Filings and Other Actions. Each of the Company, Nuance and Purchaser agreed under the Merger Agreement to use commercially reasonably efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, in the most expeditious manner practicable, all things reasonably necessary, proper or advisable to complete and make effective the transactions contemplated by the Merger Agreement, including to: (i) cause the conditions to the Offer and the conditions to the Merger to be satisfied or fulfilled; (ii) obtain all necessary or appropriate consents, waivers and approvals under any contracts to which the Company or any of its subsidiaries are a party so as to maintain and preserve the benefits of the contracts following the completion of the transactions contemplated by the Merger Agreement; (iii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities and the expiration or termination of any applicable waiting periods under the HSR Act and (iv) execute or deliver any additional instruments reasonably necessary to complete the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement. Specifically, as soon as reasonably practicable (and in any event within ten (10) business days of the Merger Agreement) each of the Company and Nuance must file with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) a notification and report form relating to the Merger Agreement and related transactions. Without limiting the generality of the foregoing, each party to the Merger Agreement will (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other party with any information that may be reasonably required to effect such filings, and (iii) supply any other additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger controls of any other jurisdiction that Nuance or the Company otherwise reasonably deems necessary or appropriate.

Each party (i) will promptly inform the other party of any communication from any governmental entity regarding any of the transactions contemplated by the Merger Agreement, (ii) will use commercially reasonable efforts to make or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with any request for additional information or documentary material with respect to the transactions contemplated by the Merger Agreement, and (iii) will not commit or agree, or permit their respective representatives to permit or agree, with any governmental entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable antitrust laws, without the prior written consent of the other party, which consent will not be unreasonably withheld or delayed.

Notwithstanding anything to the contrary in the Merger Agreement, none of Nuance, Purchaser or any of their subsidiaries shall be required to, and the Company may not, in order to satisfy the Regulatory Condition or comply with any requirements under the HSR Act or any other applicable antitrust laws, without the prior written consent of Nuance, consent to, or offer or agree to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of the business of the Company, Nuance, Purchaser or any of their respective subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of the business of the Company, Nuance, Purchaser or any of their respective subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, Nuance, Purchaser or any of their respective Subsidiaries; except that, if requested by Nuance, the Company will consent to, or offer or agree to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Effective Time occurs. Notwithstanding anything herein to the contrary, none of Nuance, Purchaser, the Company or any of their respective Subsidiaries shall be required to file or defend any lawsuit or legal proceeding, appeal any judgment or order or contest any injunction in a legal proceeding initiated by a governmental entity, in each case, in order to satisfy the Regulatory Condition or comply with any requirements under the HSR Act or any other applicable antitrust laws.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned:

(a)	by mutual consent of the Company and Nuance, at any time prior to the Acceptance Time;

(b)	by Nuance or the Company at any time after June 6, 2012 (the “Termination Date”) if the Acceptance Time has not occurred on or before the Termination Date (except that neither Nuance nor the Company are permitted to terminate the Merger Agreement pursuant to the foregoing if the failure of such party (or any affiliate of such party) to perform any covenant or agreement contained in the Merger Agreement required to be performed by such party (or any affiliate of such party) at or prior to the Acceptance Time resulted in or was a primary cause of the failure of the Acceptance Time to have occurred on or before the Termination Date), and except that (i) if, on the Termination Date, the Regulatory Condition has not been satisfied in a circumstance where Nuance has received but not materially complied with a request for additional information or documentary material under the HSR Act, then the termination date will be extended until the earlier of (1) fifteen (15) business days after the date Nuance substantially complies with such request and (2) December 6, 2012 and (ii) if the eScription Condition has not been satisfied, then the termination date will be extended until ten (10) business days after the date on which the eScription Condition is satisfied;

(c)	by Nuance or the Company, if the Offer (as it may have been extended pursuant to the Merger Agreement) expires as a result of the non-satisfaction of one or more Offer Conditions in a circumstance where Purchaser has no further obligation to extend the Offer pursuant to the Merger Agreement, without Purchaser having accepted for payment any Shares tendered pursuant to the Offer; except that neither Nuance nor the Company be permitted to terminate the Merger Agreement pursuant to this provision if the non-satisfaction of any Offer Condition resulted from or was primarily caused by the failure of such party (or any affiliate of such party) to perform any covenant or agreement required to be performed by such party (or any affiliate of such party);

(d)	by the Company at any time prior to the Acceptance Time, if (i) the representations and warranties of Nuance or Purchaser contained in Section 4 of the Merger Agreement have become inaccurate or been breached, and the inaccuracy in or breach of such representations and warranties has a material adverse effect on Purchaser’s ability to purchase and pay for the Shares validly tendered and not withdrawn pursuant to the Offer or Nuance’s ability to pay for the Shares exchanged for cash pursuant to the Merger; or (ii) Nuance’s or Purchaser’s covenants or agreements contained in the Merger Agreement have been breached and such breach has a material adverse effect on Purchaser’s ability to purchase and pay for the Shares validly tendered and not withdrawn pursuant to the Offer or Nuance’s ability to pay for the Shares exchanged for cash pursuant to the Merger, except that the Company is not permitted to terminate the Merger Agreement under this provision on account of such inaccuracy or breach unless such inaccuracy or breach is incurable, or if curable, is not cured prior to the earlier of (x) thirty (30) days following the date that the Company gives Nuance notice of such inaccuracy or breach and (y) the Termination Date; and except that the Company will not be permitted to terminate the Merger Agreement pursuant to this provision if, at the time of delivery of such notice any covenant or agreement of the Company contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured;

(e)	by the Company concurrently with entering into a definitive agreement with respect to a Superior Proposal, provided that the Company has complied with the provisions in the Merger Agreement relating to a Company Board Recommendation Change and the Company concurrently pays to Nuance the Termination Fee;

(f)

by Nuance at any time prior to the Acceptance Time, if: (i) the representations and warranties of the Company contained in Section 3 of the Merger Agreement have become inaccurate or have been breached, such that the Offer Condition relating to the accuracy of such representations and warranties would not be satisfied; or (ii) the Company’s covenants or agreements contained in the Merger Agreement has been breached such that the Offer Condition relating to the compliance with such covenants or agreements would not be satisfied, except that Nuance may not terminate the Merger Agreement under this provision on account of such inaccuracy or breach unless such inaccuracy or breach is incurable, or if curable, is not cured prior to the earlier of (x) thirty (30) days following the date that Nuance gives the Company notice of such inaccuracy or breach and (y) the Termination Date, and except that Nuance will not be permitted to terminate the Merger Agreement pursuant to this provision if, at the time of delivery of such notice any covenant or agreement of Nuance or Purchaser contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured; or

(g)	by Nuance (i) if the Company has breached the non-solicitation provisions or provisions relating to a Company Board Recommendation Change in any material respect and the Company has not cured such breach within five (5) days of receipt of written notice of such breach from Nuance or (ii) if the Company Board or any committee thereof has for any reason effected a Company Board Recommendation Change.

In the event of the termination of the Merger Agreement as provided above, the Merger Agreement will be of no further force or effect, except that (a) the terms of Section 7.9 (Confidentiality), Section 7.10 (Public Disclosure), Section 9.2 (Notice of Termination; Effect of Termination), Section 9.3 (Fees and Expenses) and Article X (General Provisions) of the Merger Agreement (and any definitions contained in those sections) will survive the termination of the Merger Agreement and will remain in full force and effect, and (b) the termination of the Merger Agreement will not relieve any party to the Merger Agreement from any liability for any willful breach of or fraud in connection with the Merger Agreement. Nuance and Purchaser acknowledge in the Merger Agreement that the liability of Nuance for any willful and material breach of, or fraud in connection with, the Merger Agreement by Nuance or Purchaser will not be limited to reimbursement of expenses or out of pocket costs, and may include the benefit of the bargain lost by the holders of Shares.

Under the Merger Agreement, “Company Material Adverse Effect” means any fact, event, circumstance, change or effect that, individually or when taken together with s, individually or when taken together with all other facts, events, circumstances, changes or effects that has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, except that none of the following will be deemed, individually or in the aggregate, to constitute, and none of the following will be taken into account in determining whether there has been a Company Material Adverse Effect: (i) any changes resulting from or arising out of general market, economic, financial, capital markets or political conditions, (ii) any changes of laws or U.S. Generally Accepted Accounting Principles, (iii) any changes resulting from any act of terrorism, war or national or international calamity, (iv) any changes affecting the industries in which the Company or its subsidiaries operate, (v) any changes or effects arising out of or related to the announcement or the pendency of the Offer or the Merger, as the case may be, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) supplier, distributor, vendor (including any technology platform provider) or similar business relationships or partnerships resulting from or arising out of the transactions contemplated by this Agreement, (vi) changes in the Company’s stock price or the trading volume of the Company’s stock (but not, in each case, the underlying cause of any such changes, unless such underlying change would otherwise be excepted from this definition), (vii) any action taken by the Company at Nuance’s written request, (viii) any changes or effects arising out of any action required to be taken, or the omission of any action that is prohibited, by the terms of this Agreement or (ix) any changes or effects arising out of the matters set forth on a specified disclosure schedule provided by the Company to Nuance. However, in the case of clauses (i), (ii), (iii) and (iv), such events will not be taken into account in determining whether a Company Material Adverse Effect has occurred only if such changes do not have a disproportionate impact on the Company and its subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its subsidiaries conduct their businesses.

Expenses; Termination Fee. Except as set forth in the next two paragraphs, each party to the Merger Agreement will pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the transactions contemplated hereby.

The Company will pay to Nuance a fee equal to $9,936,145 (the “Termination Fee”) within one business day after demand by Nuance if (i) the Merger Agreement is terminated pursuant to paragraphs (b) or (c) above because of the failure of the Minimum Condition or the Offer Conditions relating to the accuracy of representations and warranties, compliance with covenants or the delivery of an officer’s certificate certifying the Company has satisfied the condition relating to covenants, (ii) an Acquisition Proposal has been publicly announced or becomes publicly know or otherwise communicated to the Company and (iii) within 12 months following the termination of the Merger Agreement, an Acquisition Transaction is completed or the Company enters into a letter of intent, memorandum of understanding or contract providing for an Acquisition Transaction and such Acquisition Transaction is subsequently completed. In each case, solely for the purposes of this paragraph, each reference to “20%” in the definition of Acquisition Transaction will be deemed to be a reference to “35%” and each reference to “80%” in the definition of Acquisition Transaction will be deemed to be a reference to “65%”).

If the Company terminates the Merger Agreement pursuant to paragraph (e) above, the Company will pay to Nuance the Termination Fee as a condition to such termination. If Nuance terminates the Merger Agreement pursuant to paragraph (g) above, the Company will pay to Nuance the Termination Fee within one business day of the termination.

Nuance will pay the Termination Fee to the Company if the Agreement is terminated by Nuance or the Company pursuant to paragraphs (b) or (c) above and as of the date of such termination, the Regulatory Condition has not been satisfied or the Offer Conditions have not been satisfied as a result of a legal proceeding, law or order arising under the HSR Act or other antitrust law, and all other Offer Conditions (other than the Minimum Condition and the eScription Condition) have been satisfied.

Tender and Voting Agreements

The following individuals, as the owners of the Shares, including Restricted Stock, and Shares issuable upon exercise of outstanding Options listed below, entered into tender and voting agreements with Nuance and Purchaser (the “Tender and Voting Agreements”) that, among other things, (i) restrict the transfer of their Shares except under certain circumstances, (ii) obligate them to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) obligate them to tender all their Shares in the Offer.

Stockholder	Shares Owned	Shares issuable upon exercise of outstanding Options (all)	Shares issuable upon exercise of outstanding Options exercisable within 60 days
Larry G. Gerdes	484,915	170,000	170,000
Susan McGrogan	260,532	115,000	103,749
Lance Cornell	31,750	140,000	132,500
Joseph G. Bleser	19,962	30,000	26,666
Joseph P. Clayton	5,863	30,000	26,666
James D. Edwards	16,916	20,000	16,666
Walter S. Huff, Jr.	444,666	35,000	31,666
Charles E. Thoele	20,998	35,000	31,666
Total:	1,285,602	575,000	539,579

Based on 10,696,473 Shares outstanding as of February 29, 2012, as represented by the Company in the Merger Agreement, the number of Shares owned by the stockholders that entered into the Tender and Voting Agreements and eligible to be tendered in the Offer represent approximately 12% of the Company’s issued and outstanding Shares. When calculated in accordance with the beneficial ownership requirements of Rule 13d-3 of the Exchange Act, which calculation includes the Options held by such stockholders that are exercisable within

60 days of the date of the Merger Agreement, the stockholders that entered into the Tender and Voting Agreements beneficially own approximately 16.2% of the Shares. This summary is qualified in its entirety by reference to the Form of Tender and Voting Agreement, which is filed as Exhibit 10.1 to the Form 8-K filed by Nuance on March 7, 2012 and is incorporated by reference herein.

Offer Letters

In connection with the Merger Agreement, Nuance entered into Offer Letters with Company named executive officers Larry Gerdes, Susan McGrogan and Lance Cornell. Nuance also entered into an offer letter with Scott Robertson, Vice President-Technology of the Company, who is not an executive officer of the Company. Each Offer Letter provides for at-will employment by Nuance and will be effective only at the closing of the Merger. Upon the effectiveness of the Offer Letter, any individual employment agreements between each of these executives and the Company will terminate and the executive will have no rights under any such agreement other than the executive’s participation in the 2012 Transcend Bonus Program through December 31, 2012. The Offer Letters for each of Ms. McGrogan and Mr. Cornell were contingent on the execution of Employee Proprietary Information, Inventions and Non-Competition Agreements with Transcend.

Under the Offer Letter between Mr. Gerdes and Nuance, Mr. Gerdes will provide transitional assistance to Nuance for the 30 day period following the closing of the Merger. If Mr. Gerdes is terminated by Nuance for any reason other than Cause or if at the end of the 30 day period Mr. Gerdes signs and does not revoke a standard release of claims, then Mr. Gerdes will receive severance pay of $357,000, less applicable withholding amounts, and, if Mr. Gerdes elects, Nuance will pay for Mr. Gerdes’ health insurance benefits under the Consolidated Omnibus Reconciliation Act (“COBRA”) for 18 months following his termination.

Under the Offer Letter between Ms. McGrogan and Nuance, Ms. McGrogan will be employed by Nuance as Senior Vice President, Transcend Operations and receive an annual base salary of $295,000. Assuming that the Merger closes in the 2012 calendar year, Ms. McGrogan will be eligible to participate in the Nuance Bonus Program as of January 1, 2013, and her target bonus opportunity will be 40% of her base salary. In connection with her Offer Letter, Nuance will recommend to Nuance’s Board of Directors that Ms. McGrogan receive (i) a time-based grant of 20,000 Nuance Restricted Stock Units (“RSUs”), one-third of which will vest on the first three anniversaries of their grant provided that she remains an employee at the time of vesting; (ii) a performance-based grant of 15,000 RSUs (5,000 RSUs in each of fiscal year 2013, 2014 and 2015), which will vest, if ever, upon the achievement of certain financial targets approved by the Nuance Board of Directors at the end of each fiscal year and provided that Ms. McGrogan remains an employee through such date; (iii) a team performance-based grant of 5,000 RSUs, all of which will vest one year from the closing of the Merger, subject to the successful achievement of team performance objectives relating to integration, and provided that Ms. McGrogan remains an employee at the time of vesting (however, Ms. McGrogan will be entitled to receive the benefit of this grant if she is terminated without cause within twelve (12) months of the closing of the Merger); (iv) a time-based grant of RSUs equal to $500,000 as of the closing of the Merger, all of which will vest one year from the closing date, provided that Ms. McGrogan remains an employee at the time of vesting. If Ms. McGrogan is involuntarily terminated by Nuance for any reason other than for Cause and Ms. McGrogan executes a standard severance agreement, including a release of claims, then Ms. McGrogan will receive a lump sum severance payment equal to the greater of twelve (12) months base pay or the standard benefits under the Nuance Severance Benefit Plan. Additionally, if Ms. McGrogan is involuntarily terminated by Nuance within twelve (12) months of the closing for any reason other than for Cause, then one-third of the RSUs in clause (i) above and all of the RSUs in clause (iv) above will accelerate and fully vest. If, after performing calculations under Section 280G of the Internal Revenue Code (“280G”), it is determined that all or a portion of the time-based RSUs (when combined with Ms. McGrogan’s other benefits) will result in a “parachute payment” under Section 280G, Nuance and Ms. McGrogan will work in good faith to find a reasonable solution to this potential problem before the Closing, which may include delivering all benefits (including the time-based RSU grant) to Ms. McGrogan in full (under the understanding that she would pay the appropriate excise taxes) or reducing the benefits she might be provided to such extent so as to alleviate any parachute payment problems.

Under the Offer Letter between Mr. Cornell and Nuance, Mr. Cornell will be employed by Nuance as Vice President, Finance and receive an annual base salary of $245,000. Assuming that the Merger closes in the 2012 calendar year, Mr. Cornell will be eligible to participate in the Nuance Bonus Program as of January 1, 2013, and his target bonus opportunity will be 50% of his base salary. In connection with his Offer Letter, Nuance will recommend to Nuance’s Board of Directors that Mr. Cornell receive (i) a team performance-based grant of 15,000 RSUs, all of which will vest one year from the closing of the Merger, subject to the successful achievement of team performance objectives relating to the integration and Mr. Cornell remaining an employee through such time; and (ii) a time-based grant of RSUs equal to $500,000 as of the closing of the Merger, all of which will vest one year from the closing date, provided that Mr. Cornell remains an employee at the time of vesting (however, Mr. Cornell will be entitled to receive the benefit of each of these grants if he is terminated without cause within twelve (12) months of the closing of the Merger). If Mr. Cornell is involuntarily terminated by Nuance for any reason other than for Cause and Mr. Cornell executes a standard severance agreement, including a release of claims, then Mr. Cornell will receive a lump sum severance payment equal to the greater of twelve (12) months base pay or the standard benefits under the Nuance Severance Benefit Plan. Additionally, if Mr. Cornell is involuntarily terminated by Nuance within twelve (12) months of the closing for any reason other than for Cause, then all of the RSUs in clause (ii) above will accelerate and fully vest. Mr. Cornell’s Offer Letter provides that it will be deemed an involuntary termination for reasons other than Cause if he is required and chooses not to relocate his principal place of employment to a place more than 50 miles from his previous place of employment, and his primary workplace following such relocation would not be closer to his primary residence than it was before such relocation. If, after performing calculations under Section 280G, it is determined that all or a portion of the time-based RSUs (when combined with Mr. Cornell’s other benefits) will result in a “parachute payment” under Section 280G, Nuance and Mr. Cornell will work in good faith to find a reasonable solution to this potential problem before the Closing, which may include delivering all benefits (including the time-based RSU grant) to Mr. Cornell in full (under the understanding that he would pay the appropriate excise taxes) or reducing the benefits he might be provided to such extent so as to alleviate any parachute payment problems.

“Cause” under each of the employment agreements means: (i) an act of dishonesty or fraud; (ii) a breach of fiduciary duty or duty of loyalty owed to Nuance or the Surviving Company, or breach of the duty to protect Nuance and the Surviving Company’s confidential information; (iii) conviction of a felony or a crime involving fraud, embezzlement, dishonesty, misappropriation of funds or any other act of moral turpitude; (iv) gross negligence or misconduct in the performance of his or her duties; (v) breach of Offer Letter or written policies of Nuance or the Surviving Company; (vi) engagement in conduct or activities that result or will potentially result in negative publicity or are detrimental to the business or reputation of Nuance or the Surviving Company; (vii) failure to abide by the lawful directives of Nuance or the Surviving Company; (viii) failure to satisfactorily perform one’s duties; or (ix) death or absence from work due to disability for more than 120 days.

The foregoing summaries of the offer letters are qualified in their entirety by reference to the offer letters filed as Exhibits (d)(4), (d)(5) and (d)(6) to this Schedule TO and are incorporated herein by reference.

Transcend Employee Proprietary Information, Inventions and Non-Competition Agreement

Concurrently with the execution and delivery of the Merger Agreement, Mr. Gerdes, Ms. McGrogan and Mr. Cornell each entered into the Transcend Services, Inc. Employee Proprietary Information, Inventions and Non-Competition Agreement (the “Transcend Non-Competition Agreement”), which requires each officer to hold in confidence both Company proprietary information and third party proprietary information. Under the Transcend Non-Competition Agreement, each executive officer has agreed to assign all right, title and interest in any inventions and works of authorship that are considered works made for hire, together with any related intellectual property rights, to the Company. Each executive officer has also agreed to assist the Company in enforcing all intellectual property rights on any assigned inventions, works of authorship and works made for hire. Pursuant to the terms of the Transcend Non-Competition Agreement, each executive officer has agreed not to compete with the Company during the period of his or her employment and for one year thereafter, without express written consent from the Company. During employment and for one year after termination, each executive officer will not solicit business that is competitive with the Company from any client or customer of the Company, as of the date of termination. Each executive officer has also agreed not to solicit any current or future employees of the Company or its subsidiaries during employment and for one year after termination, without written consent.

Retention Bonus Plan

Concurrently with the execution and delivery of the Merger Agreement, the Compensation Committee of the Company’s Board of Directors adopted the Transcend Services, Inc. Retention Bonus Plan (the “Retention Bonus Plan”). The purpose of the Retention Bonus Plan is to provide cash retention bonuses to incentivize certain key employees, including each of the Company’s named executive officers, to remain with the Company through the completion of a change in control transaction. The key employees eligible for participation in the Retention Bonus Plan are determined by the officers of the Company, and the retention bonuses vary based on whether or not the change in control transaction closes. If the transaction does not close, the retention bonus levels for the named executive officers, as approved by the Company’s Board of Directors, are $220,000 each for Mr. Gerdes, Ms. McGrogan, and Mr. Cornell. If the transaction does close, Mr. Gerdes will receive a retention bonus of $290,000, and Mr. Cornell and Ms. McGrogan each will be recommended to receive $500,000 worth of RSUs from Nuance under his or her respective Offer Letter entered into with Nuance in lieu of any payments under the Retention Bonus Plan. For all other U.S. employees, bonuses for the successful closing of such a transaction range from $15,000 to $35,000 each, and non-closing bonuses range from $7,500 to $17,000 each. In no event will the total non-officer retention bonuses exceed $1,300,000 if the transaction closes or $650,000 if the transaction does not close, and each participant’s bonus shall be reduced on a pro rata basis accordingly if the total of individual bonuses exceeds the aggregate cap.

Non-Compete and Non-Solicitation Agreements

Concurrently with the execution and delivery of the Merger Agreement, Nuance and each of Mr. Gerdes, Ms. McGrogan and Mr. Cornell entered into Non-Compete and Non-Solicitation Agreements (the “Nuance Non-Compete Agreements”). Under the Nuance Non-Compete Agreements, as of the Effective Time and for three years thereafter, each of Mr. Gerdes, Ms. McGrogan and Mr. Cornell has agreed, generally, not to: (i) engage in any business or portion of a business that is a medical transcription service provider anywhere in North America or in any other territory where the Company conducts its business; (ii) solicit or divert away or attempt to solicit or divert away any customer served or solicited by Nuance or the Company or their affiliates in an effort to provide competing services or products; or (iii) encourage, induce, attempt to induce, solicit, or attempt to solicit any of the Company employees to terminate their employment with Nuance, the Company or any of their affiliates, or employ or establish a business with any Company employee or solicit or encourage any Company employee to leave his or her employment or terminate his or her relationship with Nuance, the Company or any of their affiliates. The foregoing summary of the Nuance Non-Compete Agreements is qualified in its entirety by reference to the Nuance Non-Compete Agreement, the form of which is filed as Exhibit (d)(7) to this Schedule TO and incorporated herein by reference.

Confidentiality Agreement

Nuance and the Company entered into the Confidentiality Agreement in connection with both parties’ evaluation of the potential business relationship that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Nuance and the Company agreed to keep confidential all non-public information received from the other party. Nuance and the Company also agreed that the non-public information furnished pursuant to the confidentiality agreement would be used solely for the purpose of evaluating the potential business relationship that resulted in the Offer and would not be publicly disclosed. If requested, both parties are required to return or destroy the written non-public information furnished pursuant to the Confidentiality Agreement. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) to this Schedule TO and incorporated herein by reference.

14.	Dividends and Distributions

The Merger Agreement provides that the Company will not, among other things, (i) split, combine or reclassify any shares of Company capital stock; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares, property or any combination thereof) in respect of any of the Company’s capital stock, other than cash dividends made by any direct or indirect wholly owned subsidiary of the Company; (iii) acquire, redeem or amend any securities of the Company or of its subsidiaries; or (iv) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any securities of the Company or any of its subsidiaries, except for the issuance and sale of Shares pursuant to Options or other equity awards outstanding prior to the date of the Merger Agreement. See Section 13 of this Offer to Purchase entitled “The Transaction Documents.”

15.	Conditions to Purchaser’s Obligations

Subject to the rules and regulations of the SEC, Purchaser shall not be obligated to accept for payment, and shall not be obligated to pay for, and may delay the acceptance for payment of, any Shares validly tendered and not withdrawn pursuant to the Offer (and not previously accepted for payment or paid for), and to the extent permitted by the Merger Agreement, permit the Offer to expire, unless, upon the expiration of the Offer (as it may have been extended pursuant to the Merger Agreement):

•

there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, considered together with all Shares (if any) beneficially owned by Nuance and its affiliates, represents at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis) (the “Minimum Condition”); and

•

the waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer and the Merger (as defined below) must have expired or otherwise have been terminated (the “Regulatory Condition”).

Furthermore, subject to the rules and regulations of the SEC, Purchaser shall not be required to accept for payment and shall not be obligated to pay for, and may delay the acceptance for payment of, any Shares validly tendered and not withdrawn pursuant to the Offer (and not previously accepted for payment or paid for), and to the extent permitted by the Merger Agreement, may terminate or amend the Offer prior to the Expiration Date, if any of the following additional conditions have occurred and continue to exist:

1.	the representations and warranties of the Company contained in Sections 4.1, 4.2(b), 4.2(c), 4.3, 4.26, and 4.27 of the Merger Agreement are not true and correct in all material respects immediately prior to the satisfaction of the Regulatory Condition with the same force and effect as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all material respects as of such specified date), (ii) the representations and warranties of the Company contained in Section 4.4 of the Merger Agreement are not true and correct in all respects (other than inaccuracies that would result in less than a 0.5% increase in the aggregate value of the consideration payable in the Offer and Merger) immediately prior to the satisfaction of the Regulatory Condition as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all respects as of such specified date); and (iii) the other representations and warranties of the Company contained in the Merger Agreement disregarding any materiality or “material adverse effect” qualification contained in any such representation or warranty are not true and correct in all respects immediately prior to the satisfaction of the Regulatory Condition with the same force and effect as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct as of such specified date), except for any failures to be so true and correct that have not had or would not reasonably be expected to have individually or in the aggregate a material adverse effect on the Company;

2.	the Company has breached or failed to perform in any material respect any of its material obligations under the Merger Agreement that are required to have been performed prior to the expiration of the Offer and any such breach or failure has not been cured;

3.	the Company has failed to provide evidence that (i) at least one new or existing customer has used eScription ASR for at least one customer account for the BeyondTXT technology platform of the Company and (ii) at least one new or existing customer has used eScription ASR for at least one customer account for the GEMSTAR technology platform of the Company (the “eScription Condition”), except that this entire condition shall be automatically satisfied on December 6, 2012 regardless of whether the Company provides the evidence described in clauses (i) or (ii) of this paragraph 3;

4.	there is pending any legal proceeding by a governmental authority against Nuance, Purchaser, the Company or their affiliates that (i) seeks to enjoin the acquisition by Purchaser of Shares, or seeks to restrain or prohibit the Offer or the Merger; (ii) seeks to impose limitations on the ability of Purchaser or would make Purchaser unable to accept the Shares for payment or exercise full rights of ownership of the Shares, including the right to vote the Shares; (iii) (A) seeks to compel Nuance or its subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of its assets or business; (B) seeks to compel Nuance or its subsidiaries to conduct, restrict, operate, invest or otherwise change the assets, business or portion of the business of the Company, the Surviving Corporation, Nuance, Purchaser or their subsidiaries; or (C) restricts or limits the business of the Company, the Surviving Corporation, Nuance, Purchaser or their subsidiaries or any portion of such business; or (iv) would, prior to the satisfaction of the Regulatory Condition, otherwise reasonably be expected to have a material adverse effect on the Company;

5.	no governmental entity has taken any action that would reasonably be expected to have any of the consequences set forth in the immediately preceding paragraph 4;

6.	there has been enacted any law that has the effect of making the completion of the Offer or the Merger illegal or of prohibiting or preventing the completion of the Offer or the Merger;

7.	there has been issued or granted any judgment, decision or decree by a governmental entity that has the effect of making the completion of the Offer or the Merger illegal or of prohibiting or preventing the completion of the Offer or the Merger;

8.	since the date of the Merger Agreement and until the satisfaction of the Regulatory Condition, any event, condition or set of circumstances has occurred and is continuing that has had, or would reasonably be expected to have, a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of the Company, subject to certain conditions;

9.	the Company has not delivered to Purchaser a certificate dated as of the date of the scheduled expiration of the Offer certifying that the condition set forth above has been met;

10.	The Company has not delivered to Purchaser a certificate after the satisfaction of the Regulatory Condition certifying that the conditions set forth in paragraphs 1 and 8 above have been met; or

11.	the Merger Agreement has been terminated in accordance with its terms.

Each condition above, including the Minimum Condition and the Regulatory Condition, is an “Offer Condition”, and they are collectively the “Offer Conditions.” However, notwithstanding the description above, Offer Conditions numbered 1, 4(iv), 5 (solely to the extent paragraph 5 references paragraph 4(iv)) and 8 will be deemed satisfied five (5) business days after the later of (a) satisfaction of the Regulatory Condition and (b) the delivery of a Company officer’s certificate stating that Offer Conditions numbered 1 and 8 have been satisfied, unless, before the expiration of such five (5) business day period, Nuance delivers to the Company a certificate contesting that such Offer Conditions have been satisfied.

The foregoing conditions are for the sole benefit of Nuance and Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Nuance and Purchaser, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Nuance; provided, however, that the Minimum Condition and the Regulatory Condition can be waived only with the prior written consent of the Company. The failure by Nuance and Purchaser to waive any of the Offer Conditions will not be deemed to be a waiver of any such right to waive any Offer Conditions (other than the Minimum Condition or the Regulatory Condition, the waiver of which requires the prior written consent of the Company), and each such waiver right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. However, Purchaser and Nuance, together with their advisors, are continuing to review whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser’s right to decline to purchase Shares if any of the Offer Conditions has not been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions.

Antitrust Matters. The HSR Act provides that the acquisition of Shares by Purchaser may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by Nuance and the Company and provide that the acquisition of Shares under the Offer may not be consummated earlier than fifteen (15) days after receipt of the Form by the Division and the FTC from Nuance (unless the waiting period is terminated early by the FTC and the Division). Within such fifteen (15) day period the Division or the FTC may request additional information or documentary material from Nuance and the Company. In the event of such request, the acquisition of Shares under the Offer may not be consummated until ten (10) days after receipt of such additional information or documentary material by the Division or the FTC from Nuance. In practice, complying with such a request, if received, can take a significant period of time. Nuance filed its Form with the Division and the FTC on March 14, 2012. Although the Company is required to file certain information and documentary materials with the FTC and the Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC or the Division will extend the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Division will consider the legality under the antitrust laws of our proposed acquisition of the Company. At any time before or after our acceptance for payment of Shares pursuant to the Offer, if the FTC or the Division believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Nuance, the Company, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is commenced by the FTC, the Division or any state or any other person and an order is issued prohibiting the consummation of the Offer, we may not be obligated to consummate the Offer. See Section 15—“Conditions to Purchaser’s Obligations.”

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on Nasdaq. Nuance currently intends to and will cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act following completion of the Merger.

State Takeover Laws. A number of states (including Delaware) have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. The Company is incorporated in Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company has represented to Nuance and Purchaser that it has taken all necessary actions so that the restrictions on business combinations under Section 203 of the DGCL and any other similar law are not applicable to the Offer and the Merger. Except as described in this Offer to Purchase, we do not know whether any such takeover laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws except as described in this Offer to Purchase. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statutes are inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations”.

Legal Proceedings. We are not aware of any pending legal proceeding relating to the Offer.

17.	Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, the Company’s stockholders who did not tender their Shares in the Offer and who did not vote in favor of adoption of the Merger Agreement (if a vote of the stockholders is held) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

The Merger Agreement provides that, in determining the fair value of any dissenting Shares pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law in respect of dissenting Shares, none of Nuance, Purchaser or the Company would take into account the Top-Up Option, the Top-Up Option Shares or any promissory note issued to pay any portion of the purchase price for such Top-Up Option Shares.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

The foregoing summary of the rights of stockholders exercising dissenters rights of appraisal under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

You cannot exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to your alternatives if a merger is consummated. If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Except as set forth below, neither Purchaser nor Nuance will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Purchaser has retained Georgeson Inc. as Information Agent and Computershare Inc., as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary also will be indemnified by Purchaser against certain liabilities in connection with the Offer.

19.	Miscellaneous.

The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any jurisdiction and extend the Offer to holder of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Purchaser.

Purchaser has filed with the SEC a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 of this Offer to Purchase entitled “Information Concerning the Company”.

TOWNSEND MERGER CORPORATION

March 20, 2012

ANNEX I

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF PURCHASER AND NUANCE

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below as of March 20, 2012. The business address of each director and officer is in care of Nuance Communications, Inc., 1 Wayside Road, Burlington, MA 01803. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Nuance.

None of the directors and executive officers of Purchaser listed below has, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Thomas L. Beaudoin	Director, President and Treasurer of Purchaser since March 2012. Mr. Beaudoin joined Nuance in July 2008 as Executive Vice President of Finance and has served as Executive Vice President and Chief Financial Officer since August 2008. Mr. Beaudoin was employed by Polaroid Corporation from February 2004 to June 2008, during which time he served as President, Chief Financial Officer and Chief Operating Officer from July 2005 to June 2008 and Vice President and Controller from February 2004 to June 2005. Prior to joining Polaroid, Mr. Beaudoin served as a financial consultant to Sycamore Networks, Inc. from October 2003 to February 2004. From November 2002 to May 2003, Mr. Beaudoin served as acting Chief Financial Officer and from October 2000 to October 2002 was Senior Vice President of Finance for Parametric Technology Corporation.

Todd DuChene	Director and Secretary of Purchaser since March 2012. Mr. DuChene is the Executive Vice President, General Counsel and Secretary of Nuance and joined Nuance on October 3, 2011. Prior to joining Nuance, Mr. DuChene was Senior Vice President, General Counsel and Secretary of National Semiconductor Corporation from January 3, 2008 through September 30, 2011. From June 2005 through November 2007, Mr. DuChene was Executive Vice President, General Counsel and Secretary of Solectron Corporation.

DIRECTORS AND EXECUTIVE OFFICERS OF NUANCE

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Nuance are set forth below as of March 20, 2012. The business address of each director and officer is in care of Nuance Communications, Inc., 1 Wayside Road, Burlington, MA 01803. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Nuance.

None of the directors and executive officers of Nuance listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Directors:
Paul A. Ricci*	Mr. Ricci has served as Nuance’s Chairman since March 6, 1999 and Nuance’s Chief Executive Officer since August 21, 2000. From May 1992 to August 2000, Mr. Ricci held several positions at Xerox, including, President, Desktop Systems Division, President, Software Solutions Division, and Vice President, Corporate Business Development. Between June 1997 and March 1999, Mr. Ricci served as Chairman of the Board of Directors of Nuance Communications, Inc. (formerly, ScanSoft Inc.), which was then operating as an indirect wholly owned subsidiary of Xerox.

Robert J. Frankenberg	Mr. Frankenburg has served as a director since March 13, 2000. Mr. Frankenberg is owner of NetVentures, a management consulting firm. From December 1999 to July 2006, Mr. Frankenberg served as Chairman of Kinzan, Inc., an Internet Services software platform provider. From May 1997 to July 2000, Mr. Frankenberg served as Chairman, President and Chief Executive Officer of Encanto Networks, Inc., a developer of hardware and software designed to enable the creation of businesses on the Internet. From April 1994 to August 1996, Mr. Frankenberg was Chairman, President and Chief Executive Officer of Novell, Inc., a producer of network and office software. Mr. Frankenberg is a director of National Semiconductor. Mr. Frankenberg also serves on several boards of privately held companies. Previously, Mr. Frankenberg served as a director of Electroglas, Inc., Extended Systems Incorporated and Secure Computing Inc. Mr. Frankenberg serves as Chairman of Nuance’s Audit and Compensation Committees and also serves on Nuance’s Governance and Nominating Committees.

Patrick T. Hackett	Mr. Hackett has served as a director since January 30, 2009 and was appointed to the Board pursuant to the terms of a Stockholders Agreement between Nuance and Warburg Pincus & Co. Mr. Hackett is a Managing Director and co-head of the Technology, Media and Telecommunications group at Warburg Pincus LLC, located at 450 Lexington Avenue New York, New York 10017, which he joined in 1990. Mr. Hackett serves as a director of Bridgepoint Education, Inc. and several privately held companies. Mr. Hackett earned a B.A. from the University of Pennsylvania and a B.S. from the Wharton School of Business at the University of Pennsylvania.

Name	Current Principal Occupation or Employment and Five-Year Employment History
William H. Janeway	Mr. Janeway has served as a director since April 2004 and was appointed to the Board pursuant to the terms of a Stockholders Agreement between Nuance and Warburg Pincus & Co. Mr. Janeway is a Senior Advisor at Warburg Pincus LLC, located at 450 Lexington Avenue New York, New York 10017, and has been employed by Warburg Pincus LLC since July 1988. Prior to joining Warburg Pincus LLC, Mr. Janeway served as Executive Vice President and a director at Eberstadt Fleming Inc. from 1979 to July 1988. Mr. Janeway is a director of several privately held companies. Mr. Janeway holds a B.A. from Princeton University and a Ph.D. from Cambridge University, where he studied as a Marshall Scholar.

Mark R. Laret	Mr. Laret has served as a director since June 3, 2010. Since April 2000, Mr. Laret has served as CEO of the University of California San Francisco Medical Center, located at 505 Parnassus Avenue San Francisco, 94122. Mr. Laret serves as a director of Varian Medical Systems, Inc. Mr. Laret earned a B.A. from UCLA and a master’s degree in political science from the University of Southern California.

Katherine A. Martin	Ms. Martin has served as a director since December 17, 1999. Since September 1999, Ms. Martin has served as a Member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, CA 94304. Prior thereto, Ms. Martin was a Partner of Pillsbury Madison & Sutro LLP. Ms. Martin also serves on the board of directors of the Wilson Sonsini Goodrich & Rosati Foundation, a nonprofit organization, The Ronald McDonald House at Stanford, a nonprofit organization and WildAid, a nonprofit organization. Ms. Martin serves as Chairman of Nuance’s Governance Committee.

Mark B. Myers	Dr. Myers has served as a director since March 6, 1999. Dr. Myers served as Senior Vice President, Xerox Research and Technology from February 1992 until April 2000. From 2000 to 2005, Dr. Myers was a Senior Fellow, and from 2002 to 2005 was a visiting Executive Professor, at the Wharton School, University of Pennsylvania. Dr. Myers serves as Chairman of Nuance’s Nominating Committee and also serves on Nuance’s Audit and Compensation Committees.

Philip J. Quigley	Mr. Quigley has served as a director since the consummation of Nuance’s acquisition of the former Nuance Communications, Inc. in September 2005, and was originally appointed to the Board in accordance with the terms of the Merger Agreement pursuant to which Nuance acquired the former Nuance Communications, Inc. Mr. Quigley served as Chairman, President, and Chief Executive Officer of Pacific Telesis Group, a telecommunications holding company in San Francisco, California, from April 1994 until his retirement in December 1997. He also serves as a director of Wells Fargo & Company and as an advisor or director to several private organizations. Mr. Quigley serves on Nuance’s Audit Committee.

Robert G. Teresi	Mr. Teresi has served as a director since March 13, 2000. Mr. Teresi served as Chairman of the Board, Chief Executive Officer and President of Caere Corporation from May 1985 until March 6000. Mr. Teresi serves on Nuance’s Governance Committee.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Executive Officers:
Thomas L. Beaudoin	Mr. Beaudoin joined Nuance in July 2008 as Executive Vice President of Finance and has served as Executive Vice President and Chief Financial Officer since August 2008. Mr. Beaudoin was employed by Polaroid Corporation from February 2004 to June 2008, during which time he served as President, Chief Financial Officer and Chief Operating Officer from July 2005 to June 2008 and Vice President and Controller from February 2004 to June 2005. Prior to joining Polaroid, Mr. Beaudoin served as a financial consultant to Sycamore Networks, Inc. from October 2003 to February 2004. From November 2002 to May 2003, Mr. Beaudoin served as acting Chief Financial Officer and from October 2000 to October 2002 was Senior Vice President of Finance for Parametric Technology Corporation.

A. Bruce Bowden	Mr. Bowden is currently Nuance’s Executive Vice President, Corporate Strategy and Development. Mr. Bowden joined Nuance in October 2010 as Senior Vice President of Corporate Strategy and was elected as an Executive Officer on November 15, 2010. Mr. Bowden was employed by Nokia from June 2006 through April 2010 in a number of different positions; most notably as Vice President and Global Head of Mergers and Acquisitions. Prior to joining Nokia, Mr. Bowden served as Director, Corporate Strategy & Development (head of North American M&A) for PepsiCo from November 2004 through June 2006.

Steven G. Chambers	Mr. Chambers currently serves as Executive Vice President, Worldwide Sales, and Chief Marketing Officer. Mr. Chambers served as President of Nuance’s Mobility and Consumer Services Division from October 2007 to November 2008 and President of Nuance’s Enterprises Division from November 2008 to November 2009. Mr. Chambers served as President of Nuance’s SpeechWorks Solutions Business Unit from March 2004 to October 2007. Mr. Chambers joined Nuance in August 2003 as General Manager of Nuance’s Networks Business Unit in connection with Nuance’s acquisition of SpeechWorks International, Inc. From September 1999 to August 2003, Mr. Chambers served as the Chief Marketing Officer of SpeechWorks International, Inc.

Janet M. Dillione	Ms. Dillione joined Nuance in April 2010 and currently serves as Nuance’s Executive Vice President & General Manager of the Healthcare Division and was elected as an executive officer in May 2010. Prior to joining Nuance, Ms. Dillione held several senior level management positions at Siemens Medical Solutions with the most recent position being President and CEO of their global healthcare IT division. She was employed by Siemens from June 2000 to April 2010.

William Nelson	Mr. Nelson joined Nuance in April 2011 and currently serves as Nuance’s Executive Vice President of Worldwide Sales and was elected as an executive officer in May 2011. Prior to joining Nuance, Mr. Nelson was employed by SunGuard Availability Services as Executive Vice President of North American Sales. Prior to joining SunGuard, Mr. Nelson served as Executive Vice President of Global Sales at Nortel Networks from 2008 to 2009. Prior to joining Nortel Networks, Mr. Nelson served as Senior Vice President, Resource Management Software and Telecommunications/Media & Entertainment Business Units for EMC Corporation from 2001 to 2008.

*	Serves as both an executive officer and director of Nuance.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By First Class, Registered or Certified Mail:	By Express or Overnight Delivery:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

(866) 391-7007 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800